As filed with the Securities and Exchange Commission on July 14, 1999
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                              SMARTDISK CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                   3577                                 65-0733580
  (State or Other Jurisdiction             (Primary Standard Industrial                  (I.R.S. Employer
of Incorporation or Organization)           Classification Code Number)                 Identification No.)

                             3506 MERCANTILE AVENUE
                              NAPLES, FLORIDA 34104
                                 (941) 436-2500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                -----------------

                              MICHAEL S. BATTAGLIA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             3506 MERCANTILE AVENUE
                              NAPLES, FLORIDA 34104
                                 (941) 436-2500

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                -----------------
                          COPIES OF COMMUNICATIONS TO:

BRUCE E. MACDONOUGH, ESQ.                   TIMOTHY TOMLINSON, ESQ.                    ALAN K. AUSTIN, ESQ.
 MICHAEL G. TAYLOR, ESQ.              TOMLINSON ZISKO MOROSOLI & MASER LLP           TREVOR J. CHAPLICK, ESQ.
 GREENBERG TRAURIG, P.A.                       200 PAGE MILL ROAD                     WILSON SONSINI GOODRICH
   1221 BRICKELL AVENUE                   PALO ALTO, CALIFORNIA 94306           & ROSATI, PROFESSIONAL CORPORATION
   MIAMI, FLORIDA 33131                          (650) 325-8666                         650 PAGE MILL ROAD
      (305) 579-0500                                                                PALO ALTO, CALIFORNIA 94303
                                                                                           (650) 493-9300

                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.
                               -------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_] _______________

                               -------------------

                         CALCULATION OF REGISTRATION FEE

===========================================================================================
                                                PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AGGREGATE OFFERING          AMOUNT OF
      SECURITIES TO BE REGISTERED                 PRICE(1)(2)         REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------
Common Stock, $0.001 par value................    $40,000,000               $11,120
===========================================================================================

(1) Includes shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 14, 1999

                                [SMARTDISK LOGO]

                               ____________ SHARES

                                  COMMON STOCK

         SmartDisk Corporation is offering _________ shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have filed an application for the common stock to be quoted on The Nasdaq National Market under the symbol "SMDK." We anticipate that the initial public offering price will be between $____ and $____ per share.

                         ------------------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                         ------------------------------

                                                      PER SHARE          TOTAL
                                                     -----------       ---------
Public Offering Price.......................            $                $
Underwriting Discounts and Commissions......            $                $
Proceeds to SmartDisk.......................            $                $

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We have granted the underwriters a 30-day option to purchase up to an additional ________ shares of common stock to cover over-allotments.

                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS

                                HAMBRECHT & QUIST

                                                      U.S. BANCORP PIPER JAFFRAY

                         ------------------------------

              The undersigned is facilitating internet distribution

                               E*TRADE SECURITIES

                  The date of this prospectus is          , 1999

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "SMARTDISK," "WE," "OUR" AND "US" REFER TO SMARTDISK CORPORATION.

         UNTIL _______, 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                         ------------------------------

                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
Prospectus Summary.......................................................................................  1

Risk Factors.............................................................................................  4

Note Regarding Forward-Looking Statements................................................................ 15

Use of Proceeds.......................................................................................... 15

Dividend Policy.......................................................................................... 15

Capitalization........................................................................................... 16

Dilution................................................................................................. 17

Selected Financial Data.................................................................................. 18

Management's Discussion and Analysis of Financial Condition and Results of Operations.................... 19

Business................................................................................................. 25

Management............................................................................................... 36

Certain Transactions..................................................................................... 44

Principal Stockholders................................................................................... 46

Description of Capital Stock............................................................................. 47

Shares Eligible for Future Sale.......................................................................... 49

Underwriting............................................................................................. 51

Legal Matters............................................................................................ 53

Experts.................................................................................................. 53

Where You can Find Additional Information................................................................ 53

Index to Financial Statements............................................................................ F-1

                         ------------------------------

      We own or have rights to the product names, tradenames and trademarks that we use in conjunction with the sale of our products. This prospectus also contains product names, tradenames and trademarks of other companies.

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY.

                                  OUR BUSINESS

         SmartDisk is a market leader in the design and development of products that enable consumers to easily share digital data among advanced consumer electronic products, PCs and the Internet. Consumers are increasingly relying on the transfer of digital information as an important part of their daily lifestyles. We believe that our products provide an easy-to-use, cost-effective and versatile solution for the exchange of digital data. Our patented products, FlashPath and Smarty, allow consumers to use the familiar 3.5 inch floppy drive
- found on most PCs worldwide - to simplify the exchange of images, music, voice and other digital data.

         Our current FlashPath product is used primarily to transfer images to PCs from digital cameras using the Toshiba SmartMedia flash memory card. SmartMedia cards are used in cameras made by a number of leading camera manufacturers, including Agfa, FujiFilm, Olympus, Polaroid, Ricoh, Sanyo, Sharp and Toshiba. FlashPath also enables consumers to transfer voice between digital voice recorders and PCs, and digital music between PCs. During the 12-month period ended June 30, 1999, we sold over 700,000 FlashPaths.

         We are currently developing, with Sony and SanDisk, additional FlashPath products to support their flash memory cards - the Memory Stick and the MultiMediaCard. These flash memory cards are expected to have applications in "smart" cellular phones, digital cameras and camcorders, digital audio players and video game devices. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key industry players, including Hitachi, NEC and Toshiba. Our strategic partners actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities, and market and distribute our products globally.

         Our objective is to establish our FlashPath products as the industry-standard solution for the transfer of data between digital appliances and PCs by strengthening our position as a technological and market leader. Key elements of our business strategy include:

         o Capitalizing on our technology expertise and technology platform to expand our product offerings;

         o Expanding our customer and strategic industry relationships to take advantage of the significant marketing clout of our OEM customers and the new product insights that result from our cooperative development activities;

         o Supporting different flash memory card standards in order to address the data transfer needs of purchasers of emerging digital appliances that use different flash memory card formats;

         o Promoting market awareness of our FlashPath and Smarty brand names; and

         o Continuing our focus on easy-to-use products that do not require hardware installation, cables or the use of PC ports.

         We were incorporated in Delaware on March 5, 1997 as "Fintos, Inc." and changed our name to "SmartDisk Corporation" on September 26, 1997. Our executive offices are located at 3506 Mercantile Avenue, Naples, Florida 34104, and our telephone number is (941) 436-2500.

                                  THE OFFERING

Common stock offered by SmartDisk.......        _________ shares

Common stock to be outstanding
  after this offering...................        _________ shares

Use of proceeds.........................        We intend to use the estimated
                                                $____ million net proceeds from
                                                this offering for working
                                                capital, potential acquisitions
                                                of technology or businesses and
                                                other general corporate
                                                purposes.

Proposed Nasdaq National Market symbol..        SMDK

-------------------

         Except as otherwise indicated, information in this prospectus is based on the following assumptions:

         o The number of shares of our common stock to be outstanding after the offering is based on shares outstanding as of July 1, 1999.

         o        The number of shares excludes:

                  (a) _______ shares of common stock available for issuance if the underwriters' over-allotment option is exercised in full;

                  (b) 3,425,135 shares of common stock available for issuance under our 1998 Employee Stock Option Plan, 3,148,875 of which were subject to outstanding options at a weighted average exercise price of $1.55 per share at July 1, 1999;

                  (c) 726,000 shares of common stock available for issuance under our 1998 Directors and Consultants Stock Option Plan, 417,125 of which were subject to outstanding options at a weighted average exercise price of $1.83 per share at July 1, 1999;

                  (d) __________ shares of common stock available for issuance under our 1999 Incentive Compensation Plan, none of which was subject to outstanding options at July 1, 1999; and

                  (e) _______ shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan, none of which had been issued at July 1, 1999.

                             SUMMARY FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                   ---------------------------------------------------------  ------------------------
                                       1994         1995        1996       1997       1998        1998         1999
                                   -----------  -----------  ---------  ---------  ---------  -----------  -----------
                                          (UNAUDITED)                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales................       $102           $316       $500       $893     $15,038       $421       $5,430
  Royalties....................         --             --         --         --         285        111           77
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Total revenues.................        102            316        500        893      15,323        532        5,507

Cost of revenues...............         68            486        367        301      12,600        441        4,647
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Gross profit (loss)............         34           (170)       133        592       2,723         91          860
Operating expenses:
  Research and development.....        499            163        720      1,412       1,608        302          925
  Sales and marketing..........         47             48          6         12       2,547        253          726
  General and administrative...        546          1,933      3,418      3,184       4,049        742        1,015
  Impairment loss..............         --             --      7,807         --          --         --           --
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Total operating expenses.......      1,092          2,144     11,951      4,608       8,204      1,297        2,666
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Operating loss.................     (1,058)        (2,314)   (11,818)    (4,016)     (5,481)    (1,206)      (1,806)
Gain (loss) on translation.....         --             --         --         --         (48)        --           63
Interest and other income......         --             38         --          8          76         13           26
Interest expense...............         --             --         --         (1)        (52)       (15)          (9)
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Net loss before income taxes...     (1,058)        (2,276)   (11,818)    (4,009)     (5,505)    (1,208)      (1,726)
Income tax benefit.............         --             --     (2,348)       (45)        (77)       (19)         (19)
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Net loss.......................    $(1,058)       $(2,276)   $(9,470)   $(3,964)    $(5,428)   $(1,189)     $(1,707)
                                   ===========  ===========  =========  =========  =========  ===========  =========
Net loss per share(1)........       $(0.04)        $(0.08)    $(0.31)    $(0.13)     $(0.14)    $(0.04)      $(0.04)

Shares used in computing net
   loss per share (2)(3).....       29,400         29,400     30,496     31,262      38,351     31,306       45,938

                                                              MARCH 31, 1999
                                                          ----------------------
                                                                         AS
                                                           ACTUAL    ADJUSTED(4)
                                                          --------   -----------
                                                              (UNAUDITED)

BALANCE SHEET DATA:
Cash and cash equivalents.........................         $1,807
Working capital...................................          1,069
Total assets......................................         12,113
Long-term debt (including current portion)........            631
Total stockholders' deficit.......................          7,101
---------------------

(1) Basic and diluted net loss per share are the same for all periods presented.

(2) Redeemable common stock shares are included in shares used in computing net loss per share for all 1998 and 1999 periods.

(3) Shares used in computing net loss per share reflect the retroactive adjustment of outstanding shares related to the mergers of SmartDiskette Limited and SmartDisk Security Corporation into SmartDisk.

(4) Adjusted to give effect to our sale of the _______ shares of common stock at an assumed public offering price of $_____ per share (after deduction of the estimated underwriting discount and offering expenses) and the receipt and application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

         THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THE RISKS FACED BY US WHICH ARE DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

WE HAVE INCURRED OPERATING LOSSES AND CANNOT GUARANTEE THAT WE WILL EVER BE PROFITABLE.

         We have incurred operating losses on a quarterly basis since inception. We had operating losses of $5.5 million and $1.8 million during 1998 and the first three months of 1999, respectively. In addition, as of March 31, 1999, we had an accumulated deficit of $24.3 million. In light of our loss history, we cannot assure you when, if ever, SmartDisk will be able to achieve or sustain profitability on an annual or quarterly basis in the future.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN INVESTMENT DECISION.

         We were incorporated in March 1997 and commenced operations in January 1998. Our predecessor corporation only conducted limited operations. Further, commercial sales of our primary product, FlashPath, only commenced in mid-1998. As a result of our limited operating history, we have limited financial data that can be used in evaluating our business and prospects and in projecting future operating results. In addition, our management team has worked together only for a short time. Our Chief Financial Officer, Senior Vice President, Research and Development, Vice President, Asian Operations, and Vice President, Corporate Development and Legal Affairs all joined SmartDisk during the last year.

OUR BUSINESS DEPENDS UPON THE DEVELOPMENT OF THE FLASH MEMORY MARKET AND OUR
     ABILITY TO DEVELOP PRODUCTS FOR THAT MARKET.

         Although we are investing significantly in research and development to diversify our product lines, our business is heavily dependent on sales from our primary product, FlashPath. Our current and planned FlashPath products are designed to provide connectivity between personal computers and digital appliances that use flash memory cards. Accordingly, our prospects depend upon the continued development of the market for flash memory data storage systems. The flash memory market is in the early stage of development and is still evolving. Our current dependence on sales of FlashPath and lack of product diversification exposes us to a substantial risk of loss in the event that the flash memory market does not develop or if a competing technology replaces flash memory cards. Alternate technologies may displace the market for flash memory products. If a competing memory storage device replaces or takes significant market share from the flash memory cards which our products support, our business, financial condition and results of operations would suffer.

         We believe that demand for our flash memory connectivity products is driven, to a large extent, by the absence of a single standard for flash memory cards. There are currently four major flash memory cards, none of which has emerged as the industry standard. Should one of these cards or a new technology emerge as an industry standard, flash memory card readers could be built in to PCs, eliminating the need for our current flash memory connectivity products.

WE CURRENTLY DEPEND ON THE 3.5 INCH FLOPPY DISK DRIVE AND ARE TECHNOLOGICALLY
     CONSTRAINED BY THAT DEPENDENCE.

         Our current products only work in conjunction with the standard 3.5 inch floppy disk drive. While the 3.5 inch floppy disk drive is today found in most PCs, new industry standards may emerge that render obsolete the 3.5 inch floppy disk drive. Advances in input devices such as CD-ROM and removable data storage disk drives, such as Zip drives, may reduce or eliminate the need for the 3.5 floppy diskette. Any reduction in the use or availability of 3.5 inch floppy disk drives will lead to a corresponding reduction in demand for our products. We would then have to develop new products that use a different interface between personal computers and digital appliances. We may not be able to redesign our products to fit the new interface and demonstrate technological feasibility of those products on a timely basis, if at all, or in a cost effective manner. Consequently, our business, financial condition and results of operation could suffer.

         In addition, there are technological constraints inherent in the 3.5 inch disk drive. The time needed to transfer information using a 3.5 inch disk drive increases as more data is transferred. As more memory is condensed on to flash memory cards, the time necessary to transfer all of the data from a single card will increase. As technological advances make it possible and feasible to produce higher density cards, our ability to create products which quickly transfer all of the stored information on a single card will be constrained by our use of the 3.5 inch disk drive. While our products currently are capable of quickly transferring information from existing memory devices to personal computers, memory density may increase to such a degree that the time needed to transfer the data using a 3.5 inch disk drive becomes excessively long. In such case, our products would be less attractive to consumers and our sales would decline.

WE CURRENTLY DEPEND ON ONLY ONE PRODUCT AND DO NOT HAVE MULTIPLE SOURCES OF
     REVENUE.

         To date, substantially all of our revenue has been derived from the sale of our FlashPath product. While our long-term strategy is to derive revenue from multiple products, we anticipate that the sale of FlashPath products will continue to represent the most substantial portion of our revenues through at least 2000. A decline in the price of or demand for FlashPath products as a result of competition, technological change, the introduction of new products by us or others, a failure to manage product transitions successfully, or for other reasons, would cause our business, financial condition and results of operations to suffer. For the year ended December 31, 1998 and the three months ended March 31, 1999, we derived approximately 89.7% and 92.8%, respectively, of our product revenues from the sale of FlashPath.

         Our current FlashPath product reads and writes only to the SmartMedia flash memory card produced by Toshiba and Samsung, and our future success will depend on the successful introduction and sale of products currently under development, particularly FlashPath for the Sony Memory Stick and FlashPath for the SanDisk MultiMediaCard. We have not yet demonstrated that we will be able to successfully develop these products on a timely basis and in a cost-effective manner, or at all. Even if we successfully develop these products, we cannot guarantee that they will achieve market acceptance. If we are unable to successfully develop and sell these new products, we will not be able to continue our strategy of maintaining media neutrality, and our target market will be limited to makers and consumers of products that use only one of the four leading flash memory cards.

OUR BUSINESS DEPENDS UPON OUR ABILITY TO SUCCESSFULLY INTRODUCE AND
     COMMERCIALIZE NEW PRODUCTS UNDER DEVELOPMENT.

         We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products which shorten product life cycles. To be competitive in this demanding market, we must continually design, develop and introduce, in a timely manner, new data transfer products that meet both the performance and price demands of OEMs and consumers. We must also continue to refine current products so that they remain competitive. We must also continue to collaborate closely with our customers, flash memory manufacturers and our contract manufacturers to ensure that critical development projects proceed in a coordinated manner. This collaboration is more difficult because many of our partners are located overseas. Product development is inherently risky because it is difficult to foresee developments in technology, coordinate the technical personnel or various competing entities and identify and eliminate design flaws. Any significant delay in releasing new products would adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. In addition, new products introduced by us may fail to achieve a significant degree of market acceptance or, once accepted, may fail to sustain acceptance for any significant period. These factors could cause our business, financial condition and results of operations to suffer.

         We expect to spend a significant amount of time and resources to develop other products and refine existing products. In light of the long product development cycles present in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of products. Our ability to commercially introduce and successfully market new products is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay launch of the product. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders for products may be cancelled. As a result, we may not be able to realize volume sales of our products in order to recoup research and development expenditures.

         We also must anticipate market trends and the price, performance and functionality requirements of flash memory manufacturers. Our ability to anticipate trends depends to a significant degree upon our continued access to information derived from the strategic relationships we currently have with flash memory card manufacturers and, to a lesser extent, consumer product OEMs. If any of our current relationships deteriorates or is terminated, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our ability to produce commercially successful products.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY AND MAY FLUCTUATE SIGNIFICANTLY IN THE FUTURE.

         Our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Future fluctuations may result from a variety of factors including the following:

         o The timing and amount of orders we receive from our customers, which may be tied to seasonal demand for the consumer products manufactured and sold by these OEMs;

         o Cancellations or delays of customer product orders, or the loss of a significant customer;

         o Reductions in consumer demand for our customers' products generally or for our products in particular;

         o A reduction in the average selling price for our products as a result of competitive factors;

         o The timing and amount of research and development expenditures;

         o The availability of manufacturing capacity necessary to make our products;

         o General business conditions in our markets, particularly Japan, as well as global economic uncertainty;

         o Any new product introductions, or delays in product introductions, by us or our competitors;

         o Increased costs charged by our suppliers or changes in the delivery of products to us;

         o Increased competition or reductions in the prices that we are able to charge;

         o Fluctuations in the value of foreign currencies, particularly the Japanese yen, against the U.S. dollar; and

         o Changes in our product mix as well as possible seasonal demand for our products.

         As a result of these and other factors, we believe that period-to-period comparisons of our historical results or operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price would likely decline.

OUR SUCCESS DEPENDS UPON PROTECTING OUR INTELLECTUAL PROPERTY.

         Our proprietary technology with respect to 3.5 inch floppy disk drive interfaces is critical to our future success. We rely in part on patent, trade secret, trademark and copyright law to protect our intellectual property. However, the patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. Thus, despite efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information and software that we regard as proprietary. Those parties may have substantially greater financial resources than us, and we may not have the resources available to successfully challenge their use of our proprietary technology.

         Intel Corporation was issued a patent in 1997 disclosing and claiming technology substantially similar to that disclosed in one of our key patents. Intel's patent was filed four years after our effective filing date. In view of Intel's late filing date, we do not believe that the Intel patent can be validly applied to any of the technology disclosed in our patent. We have communicated these facts to Intel. Nevertheless, given the substantial resources available to Intel, our business, financial condition and results of operations could suffer if we engage in a dispute with Intel or if Intel's patent is determined to be valid and Intel or any licensee of Intel decides to sue our customers or develop and commercialize products based on its patent.

         From time to time we may receive communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of these third parties. For instance, we received a letter from SanDisk stating that SanDisk held two patents which might apply to our products. Although we subsequently obtained a non-exclusive worldwide license for all of SanDisk's intellectual property rights in connection with multimedia floppy disk adapters for a 10-year period, if the license terminates or expires, we could face a potential conflict with SanDisk regarding the scope of such patents. In another instance, we received correspondence alleging that our SafeBoot product violated a third party's intellectual property rights. We reviewed the patent and concluded that our products do not infringe upon the third party's patent rights. While neither claim has resulted in litigation, these or similar future claims of infringement may result in protracted and costly litigation which could require us to pay substantial damages or have sales of our products stopped by an injunction. Such infringement claims could also cause product shipment delays, require us to redesign our products or enter into royalty or licensing agreements, any of which could cause our business, financial condition and results of operation to suffer. In addition, we license a portion of the intellectual property included in our products from third parties, which may increase our exposure to infringement actions because we rely upon those third parties for information about the origin and ownership of the licensed intellectual property. We may also lose our license rights with respect to the intellectual property for which infringement is claimed. Further, if our customers are required to obtain a license on other than commercially reasonable terms, our business could be jeopardized.

         In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because most of our business is conducted overseas, our exposure to intellectual property risks may be higher.

         We also claim copyright protection for certain proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, employees and consultants, and through other security measures. However, our efforts may not be successful.

         If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products.

BECAUSE MOST OF OUR SALES ARE TO A RELATIVELY SMALL NUMBER OF CUSTOMERS, THE
     LOSS OF ANY KEY CUSTOMERS WOULD SERIOUSLY HARM OUR BUSINESS.

         Our current strategy is principally based on sales to OEMs, which results and will continue to result in sales to only a limited number of customers. Olympus and FujiFilm accounted for approximately 32.0% and 38.0% of our revenues in fiscal 1998 and our top five customers collectively accounted for approximately 86.4% of our revenues during that period. In the three months ended March 31, 1999, Olympus and FujiFilm accounted for approximately 39.0% and 32.0% of our revenues and our top five customers collectively accounted for approximately 90.6% of our revenues during that period. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. Furthermore, we expect to continue to depend on sales of our products to relatively few customers, which will continue to account for a significant portion of our net revenues for the foreseeable future. Our business will be seriously harmed if we lose any of our significant customers, particularly Olympus or FujiFilm, or suffer a substantial reduction in or cancellation of orders from these customers.

WE DEPEND ON SALES TO ORIGINAL EQUIPMENT MANUFACTURERS.

         We currently rely on digital camera manufacturers, such as Olympus and FujiFilm, to purchase our products for use with their digital cameras. Our products are sold as standalone products by OEMs and, to a lesser extent, are bundled together and sold with systems manufactured by third party OEMs. We rely on those OEMs' products to be successful, and if they are not, we will not sell our products in volume quantities. In 1998, almost all of our sales were to OEMs and we expect this dependence on OEM sales to continue. We currently sell to seven OEMs, sales to which collectively accounted for 80.8% and 78.8% of our revenues for 1998 and the first three months of 1999, respectively. No OEM is obligated to purchase products from us. Even if we are able to demonstrate that our products are superior, OEMs may still choose not to bundle our products with theirs or market and distribute our products on an unbundled basis. OEMs may also change their business strategies and manufacturing practices, which could cause them to purchase fewer of our products, find other sources for products we currently manufacture or manufacture these products internally. Further, there are a limited number of OEMs to which we can sell our products. Failure of OEMs' products to achieve market acceptance, the failure of OEMs to bundle our products with theirs, or any other event causing a decline in our sales to OEMs could cause our business, financial condition and results of operations to suffer. Even if consumers buy OEMs' products, their ultimate decision to buy our products depends on OEM packaging, distribution and sales efforts, which may not be sufficient to maintain or increase sales of our products. If we cannot achieve or maintain a sufficient consumer acceptance rate of our products concurrent with their purchases of OEM products, our future sales to OEM customers will be adversely affected.

A NEW OR COMPETING DATA TRANSFER SOLUTION THAT ACHIEVES SIGNIFICANT MARKET SHARE
     OR SIGNIFICANT SUPPORT OF FLASH CARD MANUFACTURERS WOULD JEOPARDIZE OUR BUSINESS.

         Our products currently compete with a number of cable and non-cable interfaces between personal computers and digital appliances, including ports, USBs, PCMCIA slots and infrared interfaces. It is possible that one of these competing data transfer solutions, or another existing or new technology, could achieve a significant market presence or become supported by a number of significant flash memory card or digital appliance manufacturers. Regardless of the relative benefits of our products, if a competing product gains significant market share or significant support of flash card manufacturers, this product would likely emerge as the industry standard and thereby achieve a dominant market position that would jeopardize our survival.

WE EXPECT THAT OEM DEMANDS WILL REDUCE OUR GROSS MARGINS IN THE FUTURE.

         Our reliance on sales to a limited number of large customers exposes us to pressure for price concessions. We expect that our OEM customers may seek price concessions from us, which would reduce our average selling prices and our gross margins. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our current and potential competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition.

WE DEPEND ON OUR STRATEGIC RELATIONSHIPS, AND THE DIFFICULTIES OF MAINTAINING
     THESE RELATIONSHIPS IS EXACERBATED BY GEOGRAPHIC AND CULTURAL DIFFERENCES.

         We have formed strategic relationships with a number of significant industry participants, including FujiFilm, Hitachi, Olympus, Rohm, SanDisk, Sony, Toshiba, Visa and Yamaichi. Our strategic relationships provide access to valuable information regarding trends in our industry, which allows us to better plan our product development activities. In addition, we depend upon these corporations to provide technical assistance and perform key manufacturing, marketing, distribution and other functions. For example, Yamaichi is currently the sole manufacturer of our FlashPath products, Toshiba provides technological assistance in the development of our products, and Olympus and FujiFilm market our products. We expect that these and similar types of relationships will be critical to our success because our business model calls for the continued outsourcing of many key operational functions and we do not currently have the resources to perform these functions ourselves.

         There are inherent difficulties in developing and maintaining relationships with foreign entities. Language and cultural differences often impair relationships, and geographical distance, at times, is also an impediment. We must overcome these difficulties in order to be successful. If any of our current relationships is impaired, or if we are unable to develop additional strategic relationships in the future, our product development costs would significantly increase and our business would be materially and adversely affected.

OUR SALES AND EXPENSES ARE GEOGRAPHICALLY CONCENTRATED IN JAPAN.

         Approximately 84.4% of our revenues for 1998 were attributable to sales to Japanese customers, and we expect that sales to Japanese customers will continue to account for a significant portion of our total revenues for the foreseeable future. All of such Japanese sales, as well as most of the related expenses, are denominated in yen. Accordingly, we are also subject to the risks associated with fluctuations in exchange rates between the yen and the U.S. dollar, particularly in the event that yen-denominated receivables remain outstanding for extended periods. Our operating results may fluctuate because of currency rate fluctuations. We cannot guarantee that the value of the yen will not deteriorate against the dollar, which would impair the value of stockholders' investment in us. Deterioration of the yen against the dollar has occurred in recent years. Further, we do not currently hedge against foreign currency exposure. In the future, we could be required to denominate our product sales in other currencies, which would make the management of currency fluctuations more difficult and expose us to greater currency risks.

         We are also subject to risks associated with a significant amount of sales being made to one geographical area. An economic downturn in Asia generally, and Japan in particular, could lead to a reduced demand for our products. In recent years, Japan has been subject to political and economic instability and, if it continues, sales of our products in Japan may be adversely affected.

         Given our dependence on sales to Japanese customers, we must develop and maintain alliances in Japan to help with the promotion and distribution of our products. We cannot guarantee that we will be able to develop or maintain these alliances.

OUR OEM CUSTOMERS MAY CHOOSE TO WORK WITH A LOCAL COMPETITOR.

         Our OEM customers, most of which are based in Japan, may choose to work with, and purchase products from, a local competitor if one were able to provide a substitute product. This may occur because of geographic distance, time differences, or for other reasons. Our business, financial condition and results of operations could suffer if this happens.

WE DEPEND ON CONTRACT AND OFFSHORE MANUFACTURING.

         We contract with offshore manufacturers to produce our products and our dependence on a limited number of contract manufacturers exposes us to certain risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yield and costs. Yamaichi and Mitsumi are the sole manufacturers of our FlashPath products. We do not have contracts with either Yamaichi or Mitsumi. If Yamaichi or Mitsumi terminates production or cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. The lead time required to qualify a new manufacturer could range from approximately three to six months. Yamaichi was introduced to us by Toshiba. If our relationship with Toshiba is impaired, we may not be able to retain the services of Yamaichi in manufacturing our products. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements.

         In addition, foreign manufacturing poses a number of risks, including the following:

         o        difficulties in monitoring production;

         o        transportation delays and interruptions;

         o        difficulties in staffing;

         o        currency fluctuations;

         o        potentially adverse tax consequences;

         o        unexpected changes in regulatory requirements;

         o        tariffs and other trade barriers; and

         o        political and economic instability.

Any significant delay in our ability to obtain adequate quantities of our products from our current or alternative contract manufacturers could cause our business, financial condition and results of operations to suffer.

WE HAVE A LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS.

         Rohm is our sole source provider of ASICs for our FlashPath products and we purchase ASICs for Smarty from Rohm and Atmel. Moreover, we do not have long-term contracts with our suppliers. Our dependence on sole source suppliers of components imposes several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of our products. For example, in the past we faced temporary shortages of processors used in our products. The lead time required for orders of some of our components is as much as six months. In addition, the lead time required to qualify new suppliers for our components is as much as 12 months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our products. This may damage our relationships with current and prospective customers.

OUR MARKETS ARE HIGHLY COMPETITIVE.

         The market for our products is intensely competitive and characterized by rapidly changing technology and rapid changes in consumer preference. We believe that competition in this market is likely to intensify as a result of increasing demand for digital appliances using both flash memory cards and smart cards. Future competition may also include flash memory card manufacturers and consumer product OEMs that are our current customers.

         Several competitive developments would have a particularly significant impact on our business. First, new competing data storage devices may replace the flash memory cards which our products support. Second, the market for flash memory connectivity and digital data security products may ultimately require technological solutions that are not based on floppy disk drive interface technology that is the basis for our current products. Third, it is possible that a new or existing competing data transfer solution that achieves a significant market presence or establishes a number of significant relationships with flash memory card manufacturers will emerge as an industry standard and achieve a dominant market position. Any of such events would have a material adverse effect on our business and prospects.

         Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Any of these factors could have a material adverse effect on our business and operating results. See the discussion in "Business --Competition" for a more complete discussion of competitive factors in our industry.

WE NEED TO SUCCESSFULLY MANAGE OUR GROWTH.

         Our business has grown substantially in recent periods, with revenues increasing from $532,000 in the first quarter of 1998 to $5.5 million in the first quarter of 1999. The growth of our business has placed a strain on our management, operations and financial systems. In addition, the number of employees has increased from 16 at January 1, 1998 to 44 as of May 31, 1999. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.

         If we are successful in achieving our growth plans, our growth is likely to place a significant burden on our operating and financial systems and increased responsibility for senior management and other personnel. Existing management or any new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also prove to be difficult. Our failure to effectively manage our growth could cause our business, financial condition and results of operations to suffer.

WE FACE RISKS RELATED TO INTERNATIONAL SALES AND CURRENCY FLUCTUATIONS.

         SmartDisk conducts a substantial portion of its business overseas. Approximately 89.9% and 85.0% of our revenues in 1998 and the first three months of 1999, respectively, were derived from customers located outside the United States, substantially all of which were derived from customers located in Japan. We also anticipate future increased sales to Europe and Latin America. Because a significant number of our principal customers are located in other countries, we anticipate that international sales will continue to account for a significant portion of our revenues. As a result, a significant portion of our sales and operations may continue to be subject to certain risks, including:

         o        currency exchange risks;

         o tariffs and other trade barriers, including import and export restrictions;

         o difficulties in staffing and managing disparate branch operations;

         o        political or economic instability;

         o        compliance with foreign laws;

         o difficulties in protecting intellectual property rights in foreign countries;

         o        exchange controls; and

         o potential adverse tax consequences, including with respect to repatriation of earnings.

         These factors could cause our business, financial condition and results of operations to suffer.

OUR BUSINESS DEPENDS ON THE DEVELOPMENT OF THE SMART CARD MARKET.

         SmartDisk's future growth and operating results will depend, in part, on whether our Smarty family of smart card readers is commercially successful. The current primary use for Smarty is as a smart card token-based security application designed to provide protection from unauthorized access to digital information. However, the market for network and electronic commerce security applications is still emerging and the smart card may not become the industry standard for these applications. Similarly, the market for other smart card applications may not develop, or may develop more slowly than we expect.

         If the market for the Smarty family of products fails to develop or develops more slowly than expected, or if any of the standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

WE CURRENTLY HAVE INDEMNIFICATION OBLIGATIONS TO OTHERS.

         Our agreements with strategic partners often require us to indemnify them for any damages they may suffer if a third party claims that we are violating their intellectual property rights. While, to date, we have not received indemnification claims from any of our strategic partners, we cannot guarantee that there will not be future claims. Any such claim may require us to pay substantial damages, which could cause our business, financial condition and results of operations to suffer.

WE FACE PRODUCT RETURN, PRODUCT LIABILITY AND PRODUCT DEFECT RISKS.

         Lack of consumer demand for our products may result in efforts by OEMs to return products to us. In addition, complex products such as ours frequently contain errors, defects and bugs when first introduced or as new versions are released. We have discovered such errors, defects and bugs in the past. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products.

This could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruption, delays or a cessation of sales to our customers, and could subject us to warranty claims from our customers. We would have to expend significant capital and resources to remedy these problems. Errors, defects or bugs could be discovered in our new products after we begin commercial production of them, despite testing by us and our suppliers and customers. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, claims by our customers or others against us or the loss of credibility with our current and prospective customers. Any such event would cause our business, financial condition and results of operations to suffer.

OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE
     OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

         We depend upon the continuing contributions of our key management, sales and product development personnel. The loss of such personnel could seriously harm us. Although some of our officers are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we have not obtained key-person life insurance on any of our executive officers or key employees. Because our technology is specialized and complex, we need to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we may have difficulty attracting and retaining such personnel.

         We are further hindered in our recruiting efforts by the lack of a readily available pool of candidates in Naples, Florida, where we are headquartered. The inability to attract and retain qualified personnel could cause our business, financial condition and results of operations to suffer.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER THAT MAY PREVENT OR DELAY A CHANGE
     OF CONTROL AND WHOSE INTERESTS MAY BE DIFFERENT FROM THOSE OF OUR OTHER STOCKHOLDERS.

         Phoenix House Investments, L.L.C. and persons affiliated with Phoenix House will own approximately ____% of SmartDisk after the offering. Accordingly, Phoenix House will be able to control SmartDisk, subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Phoenix House may not always coincide with our interests or the interests of other stockholders. Phoenix House, through its representatives on the board of directors, could cause us to enter into transactions or agreements which we would not otherwise consider absent Phoenix House's influence.

         Upon completion of this offering, executive officers and directors and their affiliates will own, in the aggregate, approximately ______% of our outstanding common stock. The purchasers of common stock in this offering will not have sufficient voting power to elect any members of our board of directors. As a result, our current stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a change of control of SmartDisk.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

         The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000. The Year 2000 Issue could cause our business, financial condition and results of operations to suffer. For a more complete discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR
     COMPANY.

         Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of SmartDisk. For example, we have a staggered board of directors, the members of which may only be removed for cause, authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent and our stockholders are limited in their ability to make proposals at stockholder meetings.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH,
     IF AVAILABLE, MIGHT ONLY BE AVAILABLE ON TERMS ADVERSE TO PERSONS BUYING SHARES IN THIS OFFERING.

         We expect the net proceeds from this offering, our current cash and cash equivalents and cash from commercial borrowing availability under credit facilities will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

OUR STOCK MAY BE VOLATILE OR THINLY TRADED, WHICH MIGHT MAKE IT HARD FOR
     INVESTORS TO SELL THEIR SHARES.

         Prior to this offering, you could not buy or sell our common stock on a public market. An active public market for our common stock may not develop or be sustained after this offering. We negotiated and determined the initial public offering price with the representatives of the underwriters based upon several factors. This price will likely vary from the market price after this offering. The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

         o        Variations in our quarterly operating results;

         o Changes in financial estimates of our revenues and operating results by securities analysts;

         o Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

         o Loss of or decrease in sales to a major customer or failure to complete significant transactions;

         o        Additions or departures of key personnel;

         o Future sales of our common stock, including sales which dilute existing investors;

         o Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

         o        General stock market conditions;

         o        Commencement of or involvement in litigation; and

         o Announcements by us or our competitors of key innovations or product introductions.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY,
     WHICH, IF IT OCCURS, WILL DISTRACT MANAGEMENT, RESULT IN SUBSTANTIAL COSTS AND HARM OUR BUSINESS.

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         After this offering, we will have ________________ shares of common stock outstanding. Of these shares, the ____________ sold in this offering will be freely tradable without restriction under the Securities Act except for any shares held by "affiliates" of SmartDisk as that term is defined in Rule 144 of the Securities Act. As of July 1, 1999, the remaining 50,094,045 shares of common stock held by existing stockholders are "restricted shares" as that term is defined in Rule 144, and will be available for sale in the public market 180 days after the date of this prospectus or afterwards.

         The above assumes the effectiveness of certain lock-up arrangements with the underwriters under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the 180th day after the date of this prospectus or afterwards will be subject to certain volume limitations because they are held by affiliates of SmartDisk. In addition, we cannot assure you that these lock-up restrictions will not be removed prior to 180 days after the offering without prior notice by the underwriters.

         As of July 1, 1999, there were options to purchase 3,566,000 shares of our common stock outstanding. Should the holders of these options exercise their options, there will be additional shares eligible for sale 180 days after the date of this prospectus.

         Three of our principal stockholders have the right to require us to file a registration statement to enable them to sell their shares. These and another stockholder also have the right to require us to include their shares in subsequently filed registration statements.

         If our stockholders sell substantial amounts of the common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall. For more detailed information regarding future sales of our common stock, please see "Shares Eligible for Future Sale" and "Underwriting."

OUR CURRENT STOCKHOLDERS WILL BENEFIT FROM THIS OFFERING, AND YOU WILL
     EXPERIENCE IMMEDIATE DILUTION.

         The initial public offering price is expected to be substantially higher than the current book value per share of our outstanding common stock. Stockholders existing as of March 31, 1999 have paid an average of $0.57 per share for their common stock which is considerably less than the amount to be paid for such common stock in this offering. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent such outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND HOW WE INVEST THESE
     PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

         The principal purposes of this offering are to increase our equity capital, to create a public market for our shares, to facilitate our future access to public equity markets and to provide increased visibility and credibility for us in a marketplace in which many of our current and potential competitors are or are expected to be publicly held companies. As of the date of this prospectus, we have no specific plans to use the net proceeds from the offering other than for general corporate purposes, including possible acquisitions, although none is as yet imminent, and plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities. Accordingly, our management will retain broad discretion to allocate a substantial portion of the net proceeds from this offering to uses that the stockholders may not deem as desirable, and there can be no assurance that these proceeds can or will yield a significant return.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                 USE OF PROCEEDS

         We estimate that our net proceeds from the sale of the ______________ shares of common stock that we are offering will be approximately $______ million at an assumed initial public offering price of $_______ per share and after deducting estimated offering expenses of $_____ and underwriting discounts and commissions payable by SmartDisk. We intend to use the net proceeds primarily for additional working capital and other general corporate purposes. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we have no current plans in this regard. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities. Another primary purpose of the offering is to create a public market for our common stock and facilitate our future access to public capital markets.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31, 1999:

o        On an actual basis; and

o On an as adjusted basis to reflect the sale of the shares of common stock offered hereby (assuming an initial public offering price of $_____ per share) and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."

                                                                              MARCH 31, 1999
                                                                     ----------------------------------
                                                                        ACTUAL            AS ADJUSTED
                                                                     ------------       ---------------
                                                                              (IN THOUSANDS)
Cash and cash equivalents.......................................      $1,807,295        $
                                                                     ============       ===============
Redeemable common stock: 9,950,000 shares issued and
   outstanding, actual, and none issued and outstanding, as
   adjusted.....................................................      $9,991,918        $
                                                                     ============       ===============
Stockholders' (deficit) equity:
Common Stock, $0.001 par value; 60,000,000 shares authorized;
   38,453,742 shares issued and 38,129,833 shares outstanding, actual; and _______ shares issued and ___________ shares
   outstanding, as adjusted.....................................     $    38,453
   Capital in excess of par value...............................      17,213,556
Treasury stock..................................................         (58,304)
Accumulated other comprehensive income..........................         455,501
Notes receivable from officers/employees........................        (417,334)
Accumulated deficit.............................................     (24,332,540)
                                                                     ------------       ---------------
   Total stockholders' deficit..................................      (7,100,668)
                                                                     ------------       ---------------
   Total capitalization.........................................      $2,891,250        $
                                                                     ============       ===============

         The table does not reflect the issuance of 1,600,000 shares of common stock in July 1999.

         The outstanding share information excludes the following:

         o 1,561,500 shares of common stock issuable on exercise of outstanding options as of March 31, 1999 with a weighted average exercise price of $0.96 per share;

         o 2,373,227 shares of common stock reserved for grant and issuance under our stock option plans as of March 31, 1999; and

         o        323,909 shares of common stock held in treasury as of March
                  31, 1999.

         This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this prospectus. See "Use of Proceeds" and "Management--Employee Benefit Plans."

                                    DILUTION

         Our net tangible book value as of March 31, 1999 was approximately $2.5 million, or approximately $0.05 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding. Net tangible book value excludes the $3.2 million of proceeds we realized upon the sale of our common stock in July 1999, net of expenses.

         Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of _______ shares of common stock in this offering at an assumed initial offering price of $_____ per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our net tangible book value as of March 31, 1999 would have been $____ million or $____ per share. This represents an immediate increase in net tangible book value of $____ per share to existing stockholders and an immediate dilution of $____ per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share........................                            $
   Net tangible book value per share as of March 31, 1999..............           $
   Increase in net tangible book value per share attributable to new investors.........................................................
                                                                                  -------------
Net tangible book value per share after the offering...................
                                                                                                   ---------------
Dilution per share to new investors....................................                            $
                                                                                                   ===============

         The following table summarizes, as of March 31, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from SmartDisk, the total consideration paid and the average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by SmartDisk.

                                                                    SHARES PURCHASED           TOTAL CONSIDERATION
                                                               ------------------------     -----------------------
                                                                  NUMBER        PERCENT       AMOUNT        PERCENT
                                                               ------------     -------     -----------     -------
Existing stockholders..................................                              %      $                    %
New stockholders.......................................
                                                               ------------     -------     -----------     -------
   Totals..............................................                           100%                        100%
                                                               ============     =======     ===========     =======

         The foregoing discussion and tables assume no exercise of any stock options outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase a total of 1,561,500 shares of common stock with a weighted average exercise price of $0.96 per share. To the extent that options with exercise prices below the price per share of this offering are exercised, there will be an additional $____ dilution to new investors. See "Risk Factors--Our current stockholders will benefit from this offering, and you will experience immediate dilution," "Management--Employee Benefit Plans," "Description of Capital Stock," and Note 8 of Notes to Financial Statements.

                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected financial data of SmartDisk as of and for each of the three years in the period ended December 31, 1998, have been derived from SmartDisk's audited consolidated financial statements as included herein. The selected financial data of SmartDisk as of and for each of the two years in the period ended December 31, 1995, have been derived from unaudited consolidated financial statements not included herein. The selected financial data of SmartDisk as of and for the three months ended March 31, 1998 and 1999, have been derived from unaudited consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting only of normal recurring accruals, which SmartDisk believes are necessary for a fair statement of SmartDisk's financial position and results of operations for such periods. The financial information for the three months ended March 31, 1999 may not be indicative of the results that may be expected for the entire fiscal year ending December 31, 1999. The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes beginning on page F-1 of this prospectus.


                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                                   ---------------------------------------------------------  ------------------------
                                       1994         1995        1996       1997       1998        1998         1999
                                   -----------  -----------  ---------  ---------  ---------  -----------  -----------
                                   (UNAUDITED)  (UNAUDITED)                                   (UNAUDITED)  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales................       $102           $316       $500       $893     $15,038       $421       $5,430
  Royalties....................         --             --         --         --         285        111           77
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Total revenues.................        102            316        500        893      15,323        532        5,507

Cost of revenues...............         68            486        367        301      12,600        441        4,647
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Gross profit (loss)............         34           (170)       133        592       2,723         91          860
Operating expenses:
  Research and development.....        499            163        720      1,412       1,608        302          925
  Sales and marketing..........         47             48          6         12       2,547        253          726
  General and administrative...        546          1,933      3,418      3,184       4,049        742        1,015
  Impairment loss..............         --             --      7,807         --          --         --           --
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Total operating expenses.......      1,092          2,144     11,951      4,608       8,204      1,297        2,666
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Operating loss.................     (1,058)        (2,314)   (11,818)    (4,016)     (5,481)    (1,206)      (1,806)
Gain (loss) on translation.....         --             --         --         --         (48)        --           63
Interest and other income......         --             38         --          8          76         13           26
Interest expense...............         --             --         --         (1)        (52)       (15)          (9)
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Net loss before income taxes...     (1,058)        (2,276)   (11,818)    (4,009)     (5,505)    (1,208)      (1,726)
Income tax benefit.............         --             --     (2,348)       (45)        (77)       (19)         (19)
                                   -----------  -----------  ---------  ---------  ---------  -----------  ---------
Net loss.......................    $(1,058)       $(2,276)   $(9,470)   $(3,964)    $(5,428)   $(1,189)     $(1,707)
                                   ===========  ===========  =========  =========  =========  ===========  =========
Net loss per share(1)........       $(0.04)        $(0.08)    $(0.31)    $(0.13)     $(0.14)    $(0.04)      $(0.04)

Shares used in computing net
   loss per share (2)(3).....       29,400         29,400     30,496     31,262      38,351     31,306       45,938

                                                                DECEMBER 31,                                  MARCH 31,
                                        1994          1995           1996          1997          1998           1999
                                     ----------   -------------   -----------   -----------   -----------   ------------
                                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents....             $76            $51            $8           $330        $2,920        $1,807
Working capital..............          (1,468)        (3,652)       (2,191)        (4,753)        2,869         1,069
Total assets.................           1,054            437           250          1,607        10,836        12,113
Long-term debt (including
   current portion)..........              --             --            93            645           643           631
Total stockholders' deficit..           1,400          3,580         2,017          4,626         6,561         7,101

---------------------
(1) Basic and diluted net loss per share are the same for all periods presented.

(2) Redeemable common stock shares are included in shares used in computing net loss per share for all 1998 and 1999 periods.

(3) Shares used in computing net loss per share reflect the retroactive adjustment of outstanding shares related to the mergers of SmartDiskette Limited and SmartDisk Security Corporation into SmartDisk.

                           MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO BUSINESS RISKS AND UNCERTAINTIES, AND OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FOR A MORE DETAILED DISCUSSION OF THESE BUSINESS RISKS AND UNCERTAINTIES, PLEASE SEE "RISK FACTORS."

COMPANY BACKGROUND

         SmartDisk Corporation was incorporated in March 1997 and commenced operations in January 1998. From May 1993 until May 1998, we conducted operations primarily through our predecessor, SmartDisk Security Corporation, or SDSC. SDSC became a wholly owned subsidiary of SmartDisk in May 1998 and was merged into SmartDisk in June 1998. Moreover, during 1996 and 1997, Fischer International Systems Corporation, a company controlled by our principal stockholder and Chairman of the Board, conducted all of SDSC's operations and development activities pursuant to an operating agreement. Most of our 1996 expenses related to our acquisition and development activities with respect to a product that was eventually abandoned in late 1996. Moreover, in 1997, we were primarily a development stage company with limited revenues. We did not begin to recognize significant revenues from our Smarty and FlashPath products until mid-1998. Because of these significant fluctuations in our product mix and the development stage nature of our operations prior to mid-1998, we do not believe that period-to-period comparisons of our historical results are meaningful or predictive of future performance. For additional information, see "Certain Transactions" and note 1 of the notes to our financial statements.

OVERVIEW

         SmartDisk is a market leader in the design and development of products that enable consumers to easily share digital data among advanced consumer electronic products, PCs and the Internet. Consumers are increasingly relying on the transfer of digital information as an important part of their daily lifestyles. We believe that our products provide an easy-to-use, cost-effective and versatile solution for the exchange of digital data. Our patented products, FlashPath and Smarty, allow consumers to use the familiar 3.5 inch floppy drive
- found on most PCs worldwide - to simplify the exchange of images, music, voice and other digital data.

         Our current FlashPath product is used primarily to transfer images to PCs from digital cameras using the Toshiba SmartMedia flash memory card. SmartMedia cards are used in cameras made by a number of leading camera manufacturers, including Agfa, FujiFilm, Olympus, Polaroid, Ricoh, Sanyo, Sharp and Toshiba. FlashPath also enables consumers to transfer voice between digital voice recorders and PCs, and digital music between PCs. During the 12-month period ended June 30, 1999, we sold over 700,000 FlashPaths.

         We are currently developing, with Sony and SanDisk, additional FlashPath products to support their flash memory cards - the Memory Stick and the MultiMediaCard. These flash memory cards are expected to have applications in "smart" cellular phones, digital cameras and camcorders, digital audio players and video game devices. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key industry players, including Hitachi, NEC and Toshiba. Our strategic partners actively participate in the development of our product pipeline, provide us with access to leading-edge manufacturing capabilities, and market and distribute our products globally.

RESULTS OF OPERATIONS

GENERAL

         Today, substantially all of our revenues are derived from the sale of our FlashPath product that works with SmartMedia flash memory cards. Moreover, most of our revenues are derived from sales to relatively few OEM customers. FujiFilm and Olympus collectively accounted for approximately 70% of our 1998 revenues and our top five customers accounted for approximately 86% of our revenues. Our OEM customers generally package, market and distribute our products on a stand-alone basis, with approximately 25% of our sales being derived from the sale of bundled products. Although we work closely with the OEMs to forecast sales, we do not have purchase contracts with any of our customers that obligate them to continue to purchase our products, and they could cease purchasing products from us at any time. Our operating results also fluctuate based on the timing and amount of orders we receive from our customers, which are dependent on the ability of OEMs to achieve consumer acceptance of our products and this acceptance rate may in turn be tied to seasonal demand for the consumer electronic products manufactured and sold by these OEMs. Because fluctuations in orders from our major customers could cause our net revenues to fluctuate significantly in any given quarter or annual period, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful and should not be relied upon as an indication of future performance. In addition, historically the average selling prices of our products have declined and we expect that our OEM customers may seek price concessions, which would reduce our average selling prices and our gross margins in the future.

         Our net losses have resulted from our significant investment in our research and development and in building sales and marketing and general and administrative infrastructure. These expenses have exceeded our gross profits. We expect to continue to invest significantly in research and development related to new and refined FlashPath products, as well as marketing and sales activities to support such products, in each case in advance of realizing revenues associated with such expenses. No assurance can be given that the introduction or market acceptance of new products will be successful.

         We purchase our products from contract manufacturers located in Asia. As a result, a substantial portion of our costs and expenses are denominated in currencies other than the U.S. dollar. In addition, approximately 90% of our 1998 revenues were derived from customers located outside the United States. See note 11 of the notes to our financial statements for additional information with respect to our foreign operations.

         Our backlog at March 31, 1999 was approximately $6.0 million compared to approximately $3.0 million at March 31, 1998. However, a substantial portion of our backlog is typically scheduled for delivery within 60 days. Moreover, variations in the size and delivery schedules of purchase orders received by us, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period. Accordingly, we believe that backlog cannot be considered a meaningful indicator of future financial results.

THREE MONTHS ENDED MARCH 31, 1999 AND 1998

         REVENUES. Our revenues from the sale of our FlashPath and Smarty products are recognized at the time of shipment to customers. Our royalty revenue consists of royalties earned on the sales of our first product, SafeBoot, which is licensed to and sold by Fischer International, an affiliate. Our total revenues were approximately $5.5 million in the first quarter of 1999, compared to approximately $532,000 in the first quarter of 1998. This increase was primarily attributable to our commercial introduction of FlashPath in mid-1998, partially offset by an approximately $100,000 decrease in our Smarty sales. As a result of the growth of our FlashPath revenues and the decrease in Smarty sales, Smarty revenues represented less than 6.0% of total revenues in the first quarter of 1999.

         COST OF REVENUES. Cost of revenues increased to approximately $4.6 million in the first quarter of 1999 from $441,000 in the first quarter of 1998, primarily due to the increase in FlashPath sales.

         GROSS PROFIT. Our gross profit increased to approximately $860,000 in the first quarter of 1999 from $91,000 in the comparable 1998 period, resulting from FlashPath revenue growth.

         RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses consist primarily of salaries and payroll-related expenses for our design and development engineers, as well as prototype supplies and contract or professional services. These expenses increased to approximately $925,000 in the first quarter of 1999 from $302,000 in the first quarter of 1998. This increase was primarily due to our hiring of additional technical personnel and the outsourcing of certain functions to support our development of enhanced versions of our existing FlashPath and Smarty products, as well as our development of a new FlashPath product designed to work with the Sony Memory Stick. We expect that our research and development expenses will continue to increase to support the development of new FlashPath and other products.

         SALES AND MARKETING EXPENSES. Sales and marketing expenses include salaries, benefits and travel expenses for our marketing and product management personnel in the United States and Japan. These expenses also include other selling and marketing expenses, such as trade show expenses, marketing programs and promotional expenses. Sales and marketing expenses increased to approximately $726,000 in the first quarter of 1999 from $253,000 in the comparable 1998 period. This increase was due primarily to an increase in our sales and marketing personnel and related expenses at our headquarters office in Florida and to staff our Tokyo, Japan office which we established in April 1998. We expect sales and marketing expenses to increase as we increase promotional efforts for our product brands and as sales of our products grow and we develop additional distribution channels for our products.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include the salaries and related expenses of our executive management, finance, information systems, human resources, legal and administrative functions, as well as lease rental expense, utilities, maintenance expenses, taxes, insurance, legal and accounting professional fees, depreciation and amortization. General and administrative expenses increased to approximately $1.0 million in the first quarter of 1999 from $743,000 in the first quarter of 1998 as we hired new executives and established the corporate infrastructure needed to support future growth.

         GAIN (LOSS) ON TRANSLATION. Most of our revenues, as well as related expenses, are denominated in Japanese yen. Gain (loss) on translation generally reflects the translation of inter-company transactions that are denominated in different currencies. We had a gain on translation of approximately $63,000 in the first quarter of 1999 compared to a slight loss in the first quarter of 1998. See note 2 of the notes to our financial statements for additional information.

         PROVISION FOR INCOME TAXES. We are subject to tax in Japan and a number of other jurisdictions where we do business, including the United States and United Kingdom. These jurisdictions have different marginal tax rates. We incurred a loss during the quarters ended March 31, 1998 and 1999 and therefore did not incur income tax obligations in either period. Income tax benefits of approximately $19,000 were realized in each period due to amortization of intangible assets. As of March 31, 1999 we had a net operating loss carry forward of $532,000 for Japanese income tax purposes and approximately $6.1 million for U. S. Federal income tax purposes. However, we have provided a valuation allowance to reduce the related deferred tax asset to zero. See note 10 of the notes to our financial statements for additional information.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

         REVENUES. Our revenues increased to approximately $15.0 million in 1998 from $893,000 in 1997 and $500,000 in 1996. The increase from 1997 to 1998 was primarily due to an approximately $13.4 million increase in sales of our FlashPath product and a $1.0 million increase in sales of Smarty. Substantial shipments of these products did not occur until the first quarter of 1998 for Smarty and the second quarter of 1998 for FlashPath. The only product shipped all three years was SafeBoot. During 1996 approximately $277,000 of our Crypto-SmartDisk product was shipped. This product was specifically developed and produced for the United States General Services Administration and was expected to be a high volume product, but significant orders never developed and the product was abandoned in late 1996. Because of these significant fluctuations in our product mix and the development stage nature of our operations prior to mid-1998, we do not believe that period-to-period comparisons of our historical results are meaningful or predictive of future performance.

         GROSS PROFIT. Gross profit increased to approximately $2.7 million in 1998 from $592,000 in 1997 and $134,000 in 1996. The increase in gross profit was primarily due to increasing revenues and especially to the market introduction of the Smarty product in late 1997 and the FlashPath product in mid-1998.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $1.6 million in 1998 from $1.4 million in 1997 and $720,000 in 1996. The increases were primarily attributable to the hiring of additional technical personnel to support the development of our FlashPath and Smarty products.

         SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $2.5 million in 1998 from $12,000 in 1997 and $6,000 in 1996. These increases were due primarily to the hiring of sales, marketing and product management personnel to support our FlashPath and Smarty products, particularly the opening of our Tokyo, Japan office in April 1998.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to approximately $4.0 million in 1998 from $3.2 million in 1997 and $3.4 million in 1996. The increase from 1997 to 1998 was primarily attributable to our hiring of additional executives to support our growth, as well as the April 1998 opening of our Tokyo office. The decrease from 1996 to 1997 was primarily attributable to the abandonment of our Crypto-SmartDisk business.

         IMPAIRMENT LOSS. As discussed in more detail in note 5 of the notes to our financial statements, in 1996 we incurred an approximately $7.8 million impairment loss. The loss related to the acquisition by one of our affiliates of a business that was primarily based on the future potential of one product, Crypto-SmartDisk. This product was specifically being developed and produced for the United States General Services Administration and was expected to be a high volume product. However, significant orders never developed and the product was eventually abandoned in late 1996.

QUARTERLY RESULTS

         The following table sets forth unaudited quarterly operating data for each of the five quarters ended March 31, 1999. In the opinion of management, these data have been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. However, our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Future fluctuations may be a result of a variety of factors, including the timing and amount of orders we receive from our customers, reductions in average selling prices, the timing and level of our research and development expenditures, and the availability of manufacturing capacity necessary to make our products. Accordingly, we believe that period-to-period comparisons of our historical results are neither meaningful nor predictive of our future performance. The quarterly data should be read together with the financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                 THREE MONTHS ENDED
                                    ----------------------------------------------------------------------------------
                                      MARCH 31,         JUNE 30,       SEPTEMBER 30,     DECEMBER 31,      MARCH 31,
                                         1998             1998              1998             1998            1999
                                    -------------   --------------   ----------------   -------------   --------------
                                                               (DOLLARS IN THOUSANDS)
Revenues....................         $    532          $  3,408         $  4,921          $  6,462         $  5,507
Gross profit................               91               511            1,638               482              860
Gross profit margin.........               17%               15%              33%                7%              16%
Total operating expenses....            1,297             2,206            2,135             2,565            2,666
Operating loss..............            1,206             1,695              497             2,082            1,806
Net loss....................         $  1,189          $  1,705         $    488          $  2,046         $  1,707

         Our revenues fluctuated on a quarter-to-quarter basis during the periods presented primarily because we were in the early stages of our development. Substantial shipments of our FlashPath product did not commence until the second quarter of 1998, and our operating expenses in that quarter increased significantly primarily as a result of our hiring additional personnel to support our growth. We increased the price of our FlashPath product during the third quarter of 1998, which resulted in significantly higher gross profit and gross profit margin for that quarter. The improvement in gross profit and gross profit margin resulted in significantly improved operating and net losses for the third quarter. We reduced the price of our FlashPath product in the fourth quarter of 1998 in an effort to gain market share. Even though our revenues increased in that quarter because of increased unit sales of our product, our gross profit and gross profit margins were reduced because of lower selling prices and increases in the cost of revenues associated with the increased product sales. The reductions in gross profit and gross profit margin were further exacerbated by the write down of certain inventory and the write off of certain production equipment relating to FlashPath I.

         As a result of our extremely limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Our expense levels are based in part upon our expectations concerning future revenue and, to a certain extent, are fixed. Quarterly revenues and operating results depend substantially upon the timing and amount of orders we receive from our relatively small number of customers, which may be tied to seasonal demand for the consumer electronic products manufactured and sold by these OEMs. Accordingly, the cancellation or delay of customer orders, or the loss of a significant customer, could have a material adverse effect on our business. We may be unable to adjust spending for our research and development or other activities in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to our expectations would have an immediate adverse effect on our business, results of operations and financial condition.

         Due to the foregoing factors, quarterly revenues and results of operations are difficult to forecast, and we believe that period-to-period comparisons of our operating results is neither meaningful nor predictive of future performance. In one or more future quarters our results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

         In 1996 and 1997, we financed our operations principally through loans payable to related parties. During 1998 and 1999, we financed our operations and repaid loans outstanding through short-term borrowings and the sale of equity securities in private placements with several strategic investors including Hitachi, NEC, Rohm, Toshiba and Yamaichi. At March 31, 1999, we had working capital of approximately $1.1 million and approximately $1.8 million of cash and cash equivalents.

         To date, we have experienced negative cash flows from operating activities. Net cash used in operating activities was approximately $6.0 million in 1998 and $1.5 million in the first quarter of 1999. Cash used in operating activities in 1998 was primarily attributable to a net loss of $5.4 million, a $3.7 million increase in accounts receivables and a $1.4 million increase in inventories, partially offset by a $3.5 million increase in accounts payable. Cash used in operating activities for the first three months of 1999 primarily resulted from a $1.7 million net loss and a $2.2 million increase in accounts receivable, partially offset by a $1.3 million decrease in inventories.

         Net cash used in investing activities of $2.1 million in 1998 was attributable to approximately $1.0 million of capital expenditures (primarily production equipment for the manufacture of our products) and our approximately $1.1 million time deposit that collateralizes our credit facility. Net cash used in investing activities in the first quarter of 1999 was $1.5 million, all of which was attributable to our purchases of property and equipment (primarily production equipment for an enhanced version of our FlashPath for SmartMedia product). Although we have no commitments, we expect that we will continue to make significant capital expenditures to acquire the production equipment for the products we are currently developing, particularly the FlashPaths that will support the Sony Memory Stick and the SanDisk MultiMediaCard.

         Net cash provided by financing activities totalled approximately $10.4 million in 1998 and consisted primarily of proceeds from our issuance of common stock and short-term borrowings under our credit facility, partially offset by the repayment of certain loans to affiliates. Net cash provided by financing activities was $1.8 million in the first quarter of 1999 and consisted primarily of proceeds from our issuance of common stock and short-term borrowings. We have an approximately $2.6 million credit facility with a Japanese bank that permits borrowings based upon our time deposits and the accounts receivable of specified customers. Borrowings under the facility bear interest at 1.375% per year and mature December 1999.

         We believe that the net proceeds of this offering, along with cash on hand, will be sufficient to meet our working capital and anticipated capital expenditure needs for at least the next 12 months. Thereafter, we may require additional sources of funds to continue to support our business. We cannot guarantee that such capital, if needed, will be available or will be available on terms acceptable to us.

YEAR 2000 ISSUES

         The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000.

         In assessing the effect of the Year 2000 Issue on SmartDisk, we determined that we need to evaluate four general areas:

         o        Supplier relationships;

         o        Internal infrastructure;

         o        Products sold to customers; and

         o        Other third-party relationships.

         MANUFACTURER AND SUPPLIER RELATIONSHIPS. We outsource the manufacturing of our products to a number of subcontractors. If our subcontractors are affected by the Year 2000 Issue, our supply of products could be delayed or eliminated. Any disruption in our supply of products from our subcontractors would seriously harm our business, financial condition and results of operations. We are currently seeking assurances from our subcontractors that their manufacturing of our products will be unaffected by the Year 2000 Issue but have not received such assurances to date.

         INTERNAL INFRASTRUCTURE. The Year 2000 Issue could also affect our internal systems, including both our information technology and non-information technology systems. We have initiated an assessment of our material internal information technology systems, including third-party software and hardware technology. Based upon representations received from these third-party software and hardware suppliers, we do not believe that our material internal information technology systems will be affected by the Year 2000 Issue. We have also initiated an assessment of our non-information technology internal systems, such as our test facility. Based on our preliminary assessment, we do not believe that our material non-information technology internal systems will be affected by the Year 2000 Issue. However, we may experience serious unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

         PRODUCTS SOLD TO CUSTOMERS. Our FlashPath and Smarty products do not contain two digit date codes and therefore are generally unaffected by the Year 2000 Issue. However, once shipped, our products are used in conjunction with products, which we do not develop. The performance of our products could be affected if a Year 2000 Issue exists in a different component of a customer's product. We have not, and will not, assess the existence of these potential problems in our customers' products.

         We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, results of operations or financial condition could be materially adversely affected.

         OTHER THIRD-PARTY RELATIONSHIPS. We rely on outside vendors for utilities and telecommunication services as well as climate control, building access and other infrastructure services. We are not capable of independently evaluating the Year 2000 compliance of the systems utilized to supply these services. We cannot assure you that these suppliers will resolve any or all Year 2000 Issues with these systems before the occurrence of a material disruption to our business. Any failure of these third parties to resolve Year 2000 Issues with their systems in a timely manner could have a material adverse effect on our business, financial condition or results of operations.

         We have not developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken with respect to Year 2000 Issues have been funded from available cash, and these costs have not been separately accounted for. To date, these costs have not been significant.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement Number 133, Accounting for Derivative Instruments and Hedging Activities. We expect to adopt the new statement effective January 1, 2001. The statement will require us to recognize all derivatives on our balance sheet at fair value. We do not anticipate that the adoption of the statement will have a significant effect on our results of operations or financial position.

                                    BUSINESS

OVERVIEW

         SmartDisk is a market leader in the design and development of products that enable consumers to easily share digital data among advanced consumer electronic products, PCs and the Internet. Consumers are increasingly relying on the transfer of digital information as an important part of their daily lifestyles. We believe that our products provide an easy-to-use, cost-effective and versatile solution for the exchange of digital data. Our patented products, FlashPath and Smarty, allow consumers to use the familiar 3.5 inch floppy drive
- found on most PCs worldwide - to simplify the exchange of images, music, voice and other digital data.

         Our current FlashPath product is used primarily to transfer images to PCs from digital cameras using the Toshiba SmartMedia flash memory card. SmartMedia cards are used in cameras made by a number of leading camera manufacturers, including Agfa, FujiFilm, Olympus, Polaroid, Ricoh, Sanyo, Sharp and Toshiba. FlashPath also enables consumers to transfer voice between digital voice recorders and PCs, and digital music between PCs. During the 12-month period ended June 30, 1999, we sold over 700,000 FlashPaths.

         We are currently developing, with Sony and SanDisk, additional FlashPath products to support their flash memory cards - the Memory Stick and the MultiMediaCard. These flash memory cards are expected to have applications in "smart" cellular phones, digital cameras and camcorders, digital audio players and video game devices. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key industry players, including Hitachi, NEC and Toshiba. Our strategic partners actively participate in the development of our product pipeline, provide us with access to leading-edge manufacturing capabilities, and market and distribute our products globally.

INDUSTRY OVERVIEW

         Consumer lifestyles are being transformed by the increasing use of digital information in the home and workplace. Individuals increasingly rely upon PCs, computer networks and the Internet to access digital information for entertainment and productivity purposes. The proliferation of PCs in both the home and office, as well as the explosive growth of Internet use, has led to widespread consumer familiarity with the storage, manipulation, transfer and management of digital data.

         In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of sophisticated, consumer electronic products. These new digital appliances include digital cameras, personal digital assistants such as the PalmPilot, highly portable computers, digital audio recorders and "smart" cellular telephones. The market for these advanced electronic products is growing rapidly as a result of consumers' increased familiarity with these products and increased dependence on expanding digital applications. According to International Data Corporation, or IDC, 18 million digital appliances were shipped worldwide in 1998. IDC expects this number to increase to more than 75 million by 2002.

         The convergence of advanced consumer electronic products, PCs and the Internet offers consumers the opportunity to personalize and exchange digital data generated from a wide range of sources. This convergence has precipitated greater demand for connectivity. While significant resources have focused on increasing the speed and capacity of the connection between PCs and the Internet, the connection between digital appliances and PCs has yet to achieve the compatibility, simplicity and convenience sought by consumers.

         One of the principal barriers to connectivity is the variety of non-standardized flash memory cards available in the market today. Flash memory cards are the miniature devices used by many of the emerging consumer electronic products to store digital data. There are currently four major removable flash memory cards, none of which has emerged as an industry standard and none of which is compatible or operable with any of the others:

         o        the Toshiba SmartMedia card;

         o        the SanDisk CompactFlash card;

         o        the SanDisk/Siemens MultiMediaCard; and

         o        the Sony Memory Stick.

         A second major barrier is the current lack of convenient connection methods. While many consumers have increased their use of digital appliances, there is still a large group of potential users that has not ventured beyond desktop PCs because they are intimidated by the inherent difficulty of connecting digital appliances that have non-conforming interfaces and difficult-to-master connections. As a result, we believe that the continued growth of the consumer-oriented digital appliance market will depend in large part upon the ability of users to conveniently transfer stored digital data which is captured by digital appliances. For example, the rapid growth of the digital camera market was based, to a large degree, upon consumers' desire to both transfer images to family members and others through the Internet and manipulate the captured images with their PCs. The popularity of the PalmPilot was also largely fueled by the ability of consumers to easily connect and transfer data to and from their PCs. Accordingly, one of the principal challenges faced by manufacturers of consumer digital appliances is the interface between their appliances and PCs or other digital appliances.

         There are currently a number of interfaces used to transfer data from digital appliances to personal computers:

         o cable interfaces such as serial ports, the Universal Serial Bus, or USB, and parallel ports; and

         o non-cable interfaces such as infrared interfaces and PCMCIA and floppy disk drive slots.

         We believe that most interfaces have disadvantages that make them impractical for use with consumer-oriented digital appliances. Consumers typically do not like to use cable connections, such as serial ports, USBs and parallel ports. Such interfaces require the use of limited PC ports, which are frequently dedicated to connecting the PC to devices such as printers, modems, PalmPilots and other peripherals. In addition, the need to connect a cable to the back of the PC is inconvenient and often resisted. Other disadvantages of cable interfaces include desktop clutter and the fact that the newer interfaces such as USB are not present on most installed PCs. Certain of the non-cable interfaces also have inherent limitations. For example, while virtually all portable PCs being sold today contain a PCMCIA slot or infrared interface as a standardized feature, neither the PCMCIA standard nor the infrared interface has generally been adopted for desktop computers. In addition, infrared interfaces have achieved limited market acceptance, primarily because of current reliability concerns.

THE SMARTDISK SOLUTION

         We design, develop, manufacture and distribute easy-to-use, portable and low cost devices that facilitate data exchange between digital appliances, PCs and the Internet. Our patented products connect through the most widely-accepted and user-friendly PC interface, the 3.5 inch floppy disk drive, allowing the OEMs that market their and our consumer products to reach a large installed base of potential users.

         Our current and planned FlashPath and Smarty products are designed to offer the following principal benefits:

         EASE OF USE. Our products are easy to use and install. FlashPath transfers digital data to the PC without cables or hardware installation and without using limited desktop space or personal computer ports. A consumer using a digital camera removes the flash memory card that serves as the camera's digital film, places that flash memory card into our FlashPath product, and then inserts the FlashPath into the PC's 3.5 inch floppy disk drive. FlashPath easily transfers to the PC the images that are captured by the digital camera and stored on the flash memory card. The consumer can then use the PC to edit and print the image, add sound or text, transmit the image over the Internet or incorporate the image in advertisements, newsletters, reports or other documents produced using the PC.

         PRODUCTS COMPATIBLE WITH MULTIPLE MEDIA. We believe that our established ability to design products that support competing flash memory cards is critical because of the lack of flash memory industry standards. Our initial FlashPath product was designed to transfer digital photographs from the Toshiba SmartMedia card to the PC for transmission over the Internet. Other flash memory products under development are designed to be compatible with the Sony Memory Stick and the SanDisk/Siemens MultiMediaCard. Our ability to design products compatible with multiple media is enhanced by our strategic relationships with the three leading manufacturers of flash memory storage cards - SanDisk, Sony and Toshiba. By supporting various media, we will be able to address the data transfer needs of purchasers of existing and emerging digital appliances that use different flash memory cards. In addition, our Smarty reader/writer product supports various smart card formats.

         FAMILIAR FORM. Our products are shaped like a 3.5 inch floppy disk and use the floppy disk drive slot familiar to most PC users. This widely recognized format reduces consumer intimidation frequently created by new technologies, facilitating the adoption of our products and various consumer-oriented digital appliances.

         VERSATILE. Our FlashPath and Smarty products can be used with a variety of PC hardware platforms and software environments. Our driver software is included with our products and can also be downloaded free of charge from the Internet. The software enables our products to operate with Windows 95, Windows 98, Windows NT, NEC Windows and Macintosh operating systems. As a result, the same FlashPath that is used by an advertising executive to transfer images from his Olympus digital camera to his Microsoft-based office PC can be used by his daughter to transfer images from her FujiFilm camera to her Apple computer. Similarly, the same FlashPath that is used to transfer images may also be used to transfer voice and other digital data from a variety of digital appliances that use the same flash memory card. The versatility of our products will become more important as consumers increase their reliance on flash memory cards to store and transfer digital data where traditional memory storage devices such as floppy disks are inadequate due to capacity or form factor constraints.

         INDEPENDENT POWER SOURCE. Unlike cables, our FlashPath and Smarty products do not rely upon a digital appliance's power source to transfer digital data from a flash memory card to a PC. Each of our products runs on two replaceable batteries. This is important because digital appliances, such as digital cameras, consume significant amounts of power and require frequent battery replacement or recharging. The use of cable interfaces quickly drains power from digital appliances, making those competing products less attractive.

BUSINESS STRATEGY

         Our objective is to establish our FlashPath products as the industry-standard solution for the transfer of data between digital appliances and PCs by strengthening our position as a technological and market leader. We also intend to capitalize on the anticipated growth of smart card applications through our Smarty product line. Key elements of our business strategy include the following:

         CAPITALIZE ON TECHNOLOGY EXPERTISE TO EXPAND OUR PRODUCT OFFERINGS. We have developed extensive expertise, intellectual property and core competencies in flash memory data transfer and smart card technologies. Each of our products is based on our core leverageable technology platform. Our leverageable technology platform allows us to quickly respond to industry developments, providing first-to-market advantages and reducing development costs for future products. We expect to capitalize on our technology base and patent portfolio to design, develop and manufacture a broad range of data transfer devices that can operate across a variety of flash memory products, hardware platforms and software environments. In the short-term, we are developing products to transfer digital data between PCs and different flash memory cards and are expanding our applications to support digital audio players. In addition, we are using our technology expertise, patents and trade secrets to develop application-specific, non-PC-based devices that will permit flash memory cards to be used with other existing technologies. We also will strive to capitalize on our core product design competencies to develop products that support computer interfaces other than the 3.5 inch floppy disk drive.

         EXPAND CUSTOMER AND STRATEGIC INDUSTRY RELATIONSHIPS. We have formed strategic relationships with a number of leading consumer product OEMs and other key industry players, including FujiFilm, Hitachi, NEC, Olympus, SanDisk, Sony and Toshiba. We intend to continue to develop long-term alliances with a diversified base of OEMs and other industry participants in additional consumer electronics segments. We believe that these relationships provide significant operating leverage and a number of other important benefits:

         o Our OEM customers advertise, promote, package, sell and distribute our products under some of the world's most recognized brand names. These include FujiFilm, Hitachi, Olympus, Polaroid, Sharp and Toshiba. As a result, we have access to extraordinary market clout without the need to invest heavily in our own marketing infrastructure and programs.

         o Our cooperative development alliances frequently provide access to flash memory card manufacturers early in the design phase of their product development process. This allows us to anticipate these manufacturers' future technological requirements and to develop long-term relationships across a number of products and through multiple product generations. In addition, these partners often assist with engineering and design for manufacturability, which helps assure that mechanical and electrical considerations are integrated into a total systems approach to achieve a high quality and cost-effective product.

         MAINTAIN MEDIA NEUTRALITY. We are using our leverageable technology architecture and core competencies to create products that enable consumers to use most leading flash memory cards. There is a rapidly growing number of digital appliances that use competing flash memory technologies, none of which we currently expect to become an industry standard. We are committed to maintaining media neutrality to enable users of various leading flash memory technologies to transfer data quickly and easily among devices that use different flash memory card formats.

         PROMOTE BRAND AWARENESS OF OUR PRODUCTS. Most of our products are packaged, marketed and distributed by OEMs on a stand-alone basis, with approximately 25% of our sales being derived from the sale of bundled products. Accordingly, it is critical that we obtain ultimate consumer acceptance of and demand for our products independent of bundled sales. To this end, we intend to build upon our initial success by promoting the FlashPath and Smarty brand names. Our brands are often displayed on the packaging of the OEM products and, as a result, we are able to benefit from the powerful advertising and promotion of our products by the OEMs while simultaneously building our brand identity. In addition, we intend to expand our use of advertising and other marketing programs designed to promote our brand and enhance brand awareness. We also intend to increase distribution channels for our products by promoting direct sales via the Internet and through retailers.

         EMPHASIZE USER-FRIENDLY PRODUCTS. We are committed to capitalizing on our patent portfolio to enable consumers to conveniently transfer images, music, voice and other types of digital data between consumer electronic devices, the Internet and PCs without hardware installation, cables or the use of personal computer ports.

TECHNOLOGY

         Since our inception, we have focused our research and development efforts on designing and developing products that facilitate the transfer of data from digital appliances using flash memory cards and smart cards to PCs. We have been actively involved in all aspects of this development process, including the development of a highly leverageable, proprietary technology architecture that supports all of our FlashPath and Smarty products. We believe that our core technological competencies encompass research, product design and product development.

         SmartDisk products are compatible with a broad range of hardware platforms and software environments. Our leverageable floppy disk drive interface architecture has also allowed us to develop products that support different flash memory and smart cards. In addition, we believe that this leverageable architecture improves reliability, decreases time to market and lowers new product development costs. For example, the development of our FlashPath product for SmartMedia flash memory cards took approximately 18 months from determining product feasibility to commencing commercial production, and we expect the time for the development of our products for the MultiMediaCard and Sony Memory Stick will be shortened to less than 12 months. We believe that we will take advantage of similar opportunities to leverage our core technological competencies as we continue our efforts to develop products to conveniently transfer digital data from competing flash memory cards to existing, non-PC technologies and, in the future, products that support computer interfaces other than the 3.5 inch floppy disk drive.

         During the remainder of 1999 and 2000, we expect that our development efforts will be primarily focused on the following initiatives:

         o expanding our FlashPath product line to support the Sony Memory Stick and the MultiMediaCard;

         o        further reducing our production costs;

         o        enhancing product performance; and

         o developing new, application-specific products that will allow flash memory cards to be used with existing non-PC technologies.

         We believe that our patents provide substantial proprietary protection relating to the transfer of digital data through floppy disk emulation. Accordingly, a key element of our intellectual property strategy is to enter into strategic alliances without licensing our technology to OEMs. Our strategic alliances with Hitachi, NEC, Sony and Toshiba began with their initial inquiries to license our FlashPath technology. Those preliminary overtures developed into more extensive dialogues and the exchange of information that permitted us to better demonstrate our technology platform, proprietary rights and research, design and development expertise. We believe that the broad scope of our strategic alliances with these leading industry participants demonstrates the appeal and strength of our proprietary technology. Many of these alliances have led to equity investments and cooperative development arrangements.

         The technology comprised in our product offerings consists of five key components:

         o FLASH MEMORY READ/WRITE SYSTEM. This proprietary system uses the central processing logic to write and read data to and from the flash memory card in the product. These tasks are performed under the control of the processor and by the use of a direct memory access controller and a buffer to store the contents while the read/write operations are taking place.

         o DIGITAL ASIC. Our proprietary digital ASIC prepares the digital data read from the flash memory, encodes it and sends it to the analog ASIC. The digital ASIC also decodes data from the analog ASIC for use with the flash memory read/write system.

         o ANALOG ASIC. Our proprietary analog ASIC converts the digital data to analog signals for reading from the flash memory card.

         o CENTRAL PROCESSING UNIT. This unit consists of an industry standard microprocessor, memory and other processing logic to control the functions of the digital and analog ASICs and the flash read/write system.

         o DRIVER SOFTWARE. Our proprietary driver software enables our products to operate with a variety of commonly installed personal computer operating systems such as Microsoft Windows.

MARKETING, CUSTOMERS AND STRATEGIC RELATIONSHIPS

         SALES AND MARKETING. We market and sell our current FlashPath product primarily to OEMs, including Agfa, FujiFilm, Olympus, Polaroid, Ricoh, Sanyo, Sharp and Toshiba. These OEMs compete in some of the fastest growing segments of the electronics industry, including digital cameras, digital audio players, digital camcorders and personal digital assistants.

         OEMs generally provide or sell our products on a stand-alone basis, with approximately 25% of our sales being derived from the sale of bundled products. Often, both the OEM's brand name and our FlashPath or Smarty tradename appear on the product packaging. As a result, we benefit from the powerful advertising and promotion of our products by the OEMs without having to incur significant additional marketing expenses. For example, our products have been featured in OEM advertisements in major publications, including THE WALL STREET JOURNAL, TIME MAGAZINE and USA TODAY.

         The packaging of our FlashPath product with FujiFilm's and Olympus' digital cameras illustrates the synergistic relationships we have with some of our customers. Their marketing campaigns emphasize the convenience of using the FlashPath product to transfer digital photographs to the PC. We believe that our FlashPath adapter is one of the key reasons that many of the top selling digital cameras in the world use Toshiba's SmartMedia card. We shipped approximately 700,000 FlashPath units during the 12-month period ended June 30, 1999 largely as a result of our customers' extensive market penetration.

         We support the marketing activities of our customers with a dedicated product manager for each of our product lines. In addition, we support their sales efforts through sales training courses, public relations activities, trade shows and industry education programs. We also employ marketing communications personnel to develop packaging, brochures and other collateral materials.

         We market and sell our Smarty product to financial institutions and other service providers who promote Smarty to their customers as part of their smart card-based programs. Our Smarty customers include ABN Amro Bank (The Netherlands), Bally Gaming, Bank of America, la Caixa Bank (Spain) and Visa.

         As of June 30, 1999, we had nine full-time employees engaged in sales and marketing activities. We also use the services of Japan-based dealers to serve as our agents in connection with sales to OEMs based in that country. Such intermediaries generally mark up the selling price to the OEM purchaser by approximately 3%. Our customers generally place orders for our products on an as-needed basis, with no long-term commitments.

         STRATEGIC RELATIONSHIPS. An important element of our business strategy is to develop strategic relationships with industry players that can assist us in the development of new products, provide us with access to leading-edge manufacturing capabilities and market and distribute our products globally. This approach allows us to concentrate our resources on our core competencies of product design and development, reduces our capital requirements and generally provides a high degree of operating leverage. In addition, our close relationships with flash memory card manufacturers and consumer product OEMs frequently provide insight into the current and future needs of these companies, enabling us to design specific products to meet these needs. OEMs frequently distribute our FlashPath product in connection with the distribution of their consumer electronic products. As a result, we believe that these strategic relationships allow us to take advantage of OEMs' direct sales organization, distributors and manufacturers' representatives. We evaluate potential collaborative arrangements on an ongoing basis and intend to continue to pursue additional strategic relationships.

         Set forth below are brief descriptions of certain of our strategic relationships:

                  TOSHIBA. Toshiba Corporation, a leading electronics company, played a critical role in our early development stage. Toshiba made an equity investment of approximately $10.0 million in SmartDisk and introduced us to most of the key technical personnel that now constitute our Tokyo-based applied engineering and production engineering team. Toshiba also assisted us in the development and engineering of FlashPath, helped guide our selection of manufacturing techniques, aided our introduction into mass production and introduced our management to other potential strategic partners. Toshiba continues to provide cooperative support in several areas. For example, four of their engineers continue to reside in and provide full-time support to our Tokyo office on a contract basis. In addition, we expect to receive technical engineering and manufacturing assistance that will aid our product development activities on an ongoing basis.

                  SONY. Under our co-development agreement with Sony, we are developing a FlashPath product for use with the Sony Memory Stick. We expect that we will manufacture, and that Sony will distribute, the co-developed product.

                  SANDISK. We also have a co-development agreement with SanDisk, a leading developer and marketer of flash memory storage products, including CompactFlash and the MultiMediaCard. Under this arrangement, we are jointly developing with SanDisk a floppy disk adapter that will use our FlashPath technology to support the SanDisk MultiMediaCard.

                  VISA. We have an arrangement with VISA International, a leading issuer of credit cards, to test our Smarty product. Under the pilot program, Smarty is used in conjunction with the Visa Platinum card to permit controlled access to the Visa website, allowing card holders to access account information and other ancillary services. Since inception of the program, Visa has purchased and distributed approximately 15,000 Smarty units.

         The following table illustrates the nature of our strategic relationships:

                                                        TYPE OF STRATEGIC RELATIONSHIP
                         ----------------------------------------------------------------------------------------------
                                         COOPERATIVE      TECHNOLOGY
  STRATEGIC PARTNER        INVESTOR      DEVELOPMENT       LICENSOR         SUPPLIER      MANUFACTURER      CUSTOMER
-----------------------  ------------  ---------------  --------------  ---------------  --------------  --------------
       Hitachi                 X              X                                                 X               X

       Mitsumi                                X                                                 X

         NEC                   X                                                                X               X

         Rohm                  X              X                                 X

       SanDisk                 X              X                X                                                X

         Sony                                 X                X

       Toshiba                 X              X                X                                                X

       Yamaichi                X              X                                                 X

PRODUCTS

         Each of our products is based upon our core, patented technology and is designed to easily transfer digital data between PCs, the Internet and various types of digital appliances.

         FLASHPATH. FlashPath is a solid state electronic device in the shape of a 3.5 inch floppy diskette. It works in any standard 3.5 inch floppy drive - the type found in most PCs today. The current principal use of our FlashPath product is to transfer images from digital cameras to PCs. Digital cameras use flash memory cards as film. After the flash memory card captures and stores images, the flash memory card is removed from the camera and is placed into FlashPath. FlashPath is then inserted into the PC's floppy disk drive and the images are transferred to the PC to edit, to add text, graphics or sound, or to mail over the Internet. Because FlashPath transfers images from the camera to the PC without using cables or PC ports and without any hardware installation, the consumer has a device that is familiar, easy to use, not intimidating and transportable among multiple PCs. FlashPath uses our proprietary driver software provided with our products and available free of charge from the Internet. Our driver software enables our products to operate with Windows 95, Windows 98, Windows NT, NEC Windows and Macintosh operating systems.

         Our current FlashPath product transfers images from digital cameras using the SmartMedia flash memory card manufactured by Toshiba and Samsung. A number of manufacturers use the SmartMedia card in their digital cameras, including Agfa, FujiFilm, Olympus, Polaroid, Ricoh, Sanyo, Sharp and Toshiba. During the 12-month period ended June 30, 1999, we sold over 700,000 FlashPath adapters for SmartMedia cards.

         We are also developing two other FlashPath products that use different flash memory media. One is designed to work with the Sony Memory Stick, which initially will have applications in digital cameras, and the other is designed to work with the SanDisk MultiMediaCard, which initially will be used in conjunction with "smart" cellular telephones being developed by Nokia and camcorders by JVC. In addition, we expect that these new FlashPath adapters will support other applications, including digital audio players. We expect to commercially introduce FlashPath for the Sony Memory Stick in the fourth quarter of 1999 and FlashPath for the SanDisk MultiMediaCard in the first quarter of 2000. These new products are expected to enable us to reach new markets and new customers. In addition, we are developing a new consumer-oriented product that is designed to allow flash memory cards to be used with an existing, non-PC technology.

         SMARTY. Our Smarty products enable smart cards to be read and written through a PC's floppy disk drive, thereby eliminating the need for special purpose smart card reader peripherals. Like our FlashPath products, the Smarty smart card reader/writer is a solid state electronic device the size of a 3.5 inch floppy disk, is powered by two replaceable batteries and requires no external power source or wire connections. Smart cards are inserted into our Smarty product, which accesses information on the smart card from the card's embedded microprocessing chip.

A user simply places the smart card into Smarty, inserts Smarty into the 3.5 inch floppy disk drive and connects with the smart card application. Smarty reads and writes to any standard smart card without cable connections, without any hardware installation and without consuming PC ports.

         Smart cards are typically used to store information such as medical information, digital money and security codes. Accordingly, smart cards can serve as personal identification, a credit card, a mass transit pass and as a cash substitute for purchases at stores or over the Internet.

         Today, Smarty is primarily being used in pilot programs. The major users of Smarty are ABN Amro Bank (The Netherlands), Bally Gaming, Bank of America, la Caixa Bank (Spain) and Visa. Smarty is designed to work with Microsoft's Personal Computer/Smart Card (PC/SC) standard.

RESEARCH AND DEVELOPMENT

         Our product design and development activities are conducted in both our Naples, Florida and Tokyo, Japan offices.

         NAPLES. Our Naples team is primarily responsible for our core research and development activities, including product conceptualization, software and firmware development, technical writing, printed circuit board layouts and mechanical engineering. Core competencies of our Naples team include floppy disk emulation, flash memory media and smart card interfaces, driver, user and utility software interfaces, ASIC design and firmware. Our engineers and other research and development employees also develop design specifications based on customer requirements and supervise our quality assurance activities. This 25-person Naples team consists of executive management, line management, engineers, developers and quality assurance personnel.

         TOKYO. Our Tokyo research and development team actively assists in the implementation of our product designs, with primary responsibility for applied engineering, production engineering and the supervision of our contract manufacturers. Our Tokyo team also plays a principal role in coordinating our development activities with the leading flash memory card manufacturers and refining the product requirements of our OEM customers. Other activities include the localization/translation of our products for the Japan market, debugging and quality assurance. Our Tokyo research and development team consists of our Japanese subsidiary's Vice President of Engineering and four Toshiba engineers who provide services on a contract basis.

         For 1996, 1997, 1998 and the first three months of 1999, our research and development expenditures were approximately $720,000, $1.4 million, $1.6 million and $925,000, respectively.

         In addition, since our inception we have endeavored to develop and maintain close relationships with key suppliers of components and technologies in order to enable us to quickly introduce new products that incorporate the latest technological advances. As a result, the substantial resources of strategic partners such as Hitachi, Mitsumi, NEC, Rohm, SanDisk, Sony, Toshiba and Yamaichi augment our internal research and development efforts. These cooperative development arrangements take many forms and provide a number of benefits. For example, SanDisk, Sony and Toshiba have licensed certain technology to us that allows our products to interface with their flash memory cards and provide extensive engineering support. We believe that our close relationships with flash card manufacturers and consumer product OEMs also provide insight into their current and future needs, enabling us to design specific products that meet those requirements.

MANUFACTURING AND SOURCES OF SUPPLY

         We currently outsource our manufacturing and plan to continue to outsource manufacturing for the foreseeable future. This strategy allows us to focus on our core technological competencies of research, product design and development, and to reduce the substantial capital investment required to manufacture our products. We also believe that our use of experienced, high-volume manufacturers provides greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness, and faster delivery of product than in-house manufacturing. In addition, we frequently seek the advice of our experienced manufacturers with respect to design changes that reduce manufacturing costs or lead times or increase the manufacturing yields and the quality of our finished products.

         Our products are currently manufactured in the Philippines at facilities operated by Yamaichi and Mitsumi. Under our manufacturing arrangements, we receive fully assembled and tested products based upon our proprietary designs and specifications. We selected our ISO-certified contract manufacturers based upon their reputations for quality, their cost structures, their production capacities and their support of state-of-the-art manufacturing processes and systems. However, our current dependence on a limited number of manufacturers exposes us to certain risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yields and costs. See "Risk Factors--We depend on contract and offshore manufacturing." Accordingly, we intend to seek additional manufacturing capacity and, in particular, at least two manufacturers for each of our products. To that end, in January 1999, we signed an agreement with Hitachi to have it manufacture our Smarty product. We expect production by Hitachi to begin by the end of 1999. We do not have contracts in place with any of our current manufacturers.

         To ensure that products manufactured by others meet our standards, our Tokyo production and engineering team works closely with our contract manufacturers in all key aspects of the production process. We establish product specifications, select the components to be used to produce our products, select the suppliers, and negotiate the prices for most of these components. We also work with our contract manufacturers to improve process control and product design, and conduct periodic, on-site inspections of our manufacturers. In addition, our Tokyo team conducts monthly review meetings with our manufacturers to discuss sales forecasts and the procurement of long lead-time parts, production capacities and facilities.

         We rely upon a limited number of suppliers of several key components used in our products. In particular, Rohm manufactures our proprietary ASICs used in our FlashPath products and our proprietary analog ASICs used in our Smarty products, and Atmel manufactures our proprietary digital ASICs used in our Smarty products. Moreover, we purchase ASICs and other components pursuant to purchase orders placed from time to time and have no guaranteed supply arrangements. Our reliance on limited source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, timely delivery and component quality. See "Risk Factors--We have a limited number of suppliers of key components."

COMPETITION

         There are no competitors known to us that offer a digital data transfer solution for flash memory or smart cards using a 3.5 inch floppy drive. However, we face competition from numerous providers of cable and other non-cable interfaces, including ports, USBs and infrared interfaces. These competing products are offered by a number of companies, including:

         o in the case of flash memory card interfaces, Hagiwara, SanDisk and SCM Microsystems; and

         o in the case of smart card interfaces, Gemplus, Hitachi, SCM Microsystems and Toshiba.

         The market for data transfer products is intensely competitive and characterized by rapidly changing technology and rapid changes in consumer preference. We believe that competition is likely to intensify as a result of increasing demand for digital appliances using flash memory cards. Future competition may also include flash memory card manufacturers and the consumer product OEMs that are our current customers. In addition, it is possible that third parties may design around our patents or license technology to develop competing products that use a 3.5 inch floppy drive interface.

         Several competitive developments would have a particularly significant impact on our business. First, new competing data storage devices may replace the flash memory cards which our products support. Second, the market for flash memory connectivity and digital data security products may ultimately require technological solutions that are not based on the floppy disk drive interface technology that is the basis for our products. Third, it is possible that a new or existing competing data transfer solution that achieves a significant market presence or establishes a number of significant relationships with flash memory card manufacturers will emerge as an industry standard and achieve a dominant market position. Any of such events would have a material adverse effect on our business and prospects.

         Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards or to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Any of these factors could have a material adverse effect on our business and operating results.

         We believe that the principal competitive factors affecting the market for flash memory connectivity and smart card reader products include:

         o the extent to which products work with existing and will work with future digital appliances;

         o        ease of use;

         o        quality and reliability;

         o        rate of throughput, or data transfer speed;

         o        strength of distribution channels; and

         o        price.

         We believe that our products compete successfully on most of these bases.

INTELLECTUAL PROPERTY

         We currently do not intend to license our proprietary technology to flash memory card manufacturers, consumer product OEMs or other third parties, and the protection of our intellectual property rights is critical to our future success. We rely in part on patent, trade secret, trademark, maskwork and copyright law to protect our intellectual property. We own five United States patents and 55 foreign patents. We also have a number of pending patent applications in various countries. Our patents and patent applications cover various aspects of our technology.

         Although we believe that our patent rights (when considered in conjunction with our allowed patent applications) and trade secret protection should prevent another party from manufacturing and selling competing data transfer products that use a floppy disk drive interface, there can be no assurance that the steps we have taken to protect our technology will be successful. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, patents may not issue under our current or future patent applications, and the patents issued under such patent applications could be invalidated, circumvented or challenged. It may also be particularly difficult to protect our products and intellectual property under the laws of certain countries in which our products are or may be manufactured or sold.

           Moreover, third parties could develop technologies that are similar or superior to our technology or could make infringement claims against us. Regardless of the outcome, an infringement claim would likely result in substantial cost and diversion of our resources. In addition, we may not prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us or by us could therefore harm our business, financial condition and results of operations. See "Risk Factors - Our success depends upon protecting our intellectual property."

         Our FlashPath and Smarty trademarks are registered in the United States and a variety of other countries in which we do business, and we will continue to evaluate the registration of additional trademarks as appropriate. However, we do not have the rights to the Smarty trade name in either Germany or The Netherlands. We also claim copyright protection for certain proprietary software and documentation. In addition, we generally enter into confidentiality and non-disclosure agreements with our employees and with key consultants, vendors and suppliers.

EMPLOYEES

         As of May 31, 1999, we had 44 full-time employees, including 25 employees engaged in research and development, nine engaged in sales and marketing and ten engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

PROPERTIES

         Our corporate and technical headquarters are located in Naples, Florida. We lease approximately 15,000 square feet of space in Naples, Florida under a three-year lease which expires in December 2000. We also lease approximately 3,500 square feet of space in Tokyo for our Japanese operations. This lease expires in April 2000. We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

LITIGATION

         SmartDisk is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         Our executive officers and directors and their ages as of May 31, 1999, are as follows:

                 NAME                     AGE                             POSITION
------------------------------------    ------  -------------------------------------------------------
Addison M. Fischer..................      50    Chairman of the Board of Directors
Michael S. Battaglia................      54    President, Chief Executive Officer and Director
Michael R. Mattingly................      50    Chief Financial Officer
Robert Protheroe....................      43    Senior Vice President, Research and Development
Daniel E. Reed......................      31    Vice President, Corporate Development and Legal Affairs
Quresh Sachee.......................      36    Vice President, Marketing
Yoshiaki Uchida.....................      56    Vice President and General Manager, Asian Operations
D. James Bidzos(1)(2)...............      54    Director
Shigeki Morita......................      54    Director
Timothy Tomlinson(1)(2).............      49    Director

-------------
(1)      Member of the audit committee.
(2)      Member of the compensation committee

         ADDISON M. FISCHER has served as Chairman of the Board of Directors since our inception in 1997. Mr. Fischer has been an investor in numerous emerging technology companies as his principal occupation for at least the past five years, many of which companies involve computer security and office automation. He also serves on the board of directors of a number of companies, including Fischer International Systems Corporation, a privately-held software company which he controls. He was also a long-time board member of and significant investor in RSA Data Security, Inc., a leader in cryptographic software, until its merger in 1996 with Security Dynamics, Inc. Mr. Fischer also controls Phoenix House Investments, L.L.C., our majority shareholder. In addition, Mr. Fischer was one of the founders of VeriSign, Inc., a publicly-held electronic credentials/digital certificate company. Mr. Fischer is a member of committees that set U.S. standards for computer security and electronic commerce. He has addressed the U.S. Congress, by invitation, on several topics, including digital signature standards, proposed FBI digital telephony legislation, and global U.S. competitiveness. Mr. Fischer holds numerous U.S. and international patents, and is a lifetime member of the Association of Former Intelligence Officers.

         MICHAEL S. BATTAGLIA has served as our President and Chief Executive Officer since January 1998 and as a director since October 1998. From May 1995 to December 1998, Mr. Battaglia was President and Chief Executive Officer of Fischer International Systems Corporation, a company controlled by Addison Fischer, our Chairman of the board of directors and holder of a majority interest in Phoenix House Investments, L.L.C., our major shareholder. During 1998, Mr. Battaglia served as an officer of both SmartDisk and Fischer International. From August 1992 to December 1994, Mr. Battaglia was President of Mosler Inc., a provider of electronic security systems and security equipment. For the 25-year period prior to his Mosler tenure, Mr. Battaglia held various senior management positions in the computer and information systems industry. He spent most of his professional career at Sperry Corporation in New York City and Philadelphia. Mr. Battaglia also serves on the board of directors of Fischer International, which is privately-held.

         MICHAEL R. MATTINGLY has served as our Chief Financial Officer since May 1999 and was our Corporate Controller from February 1999 to May 1999. Previously, Mr. Mattingly was employed by Mosler Inc., a provider of electronic security systems and security equipment. During a 20-year career at Mosler, Mr. Mattingly held various positions in finance and accounting, most recently Cost Controller and Company Controller. Prior to his service with Mosler, Mr. Mattingly served in various financial and accounting positions with American Standard,

Inc., a public company whose shares are traded on the New York Stock Exchange. His professional background includes 28 years of general accounting, cost accounting, planning and budgeting, as well as management of those functions.

         ROBERT PROTHEROE has served as our Senior Vice President, Research and Development since March 1999. From November 1995 to March 1999, Mr. Protheroe held senior management positions, most recently Vice President of Engineering, at IVI/Checkmate Electronics, Inc., an Atlanta based designer and manufacturer of point-of-sale payment systems. Prior to joining IVI/Checkmate, Mr. Protheroe was employed by Electronic Power Technologies, Inc., AT&T Global Information Systems and by NCR Corporation in various engineering and engineering management positions.

         DANIEL E. REED has served as our Vice President, Corporate Development and Legal Affairs since May 1999. From August 1994 to May 1999, Mr. Reed was an attorney with the law firm of Greenberg Traurig, P.A., Miami, Florida, where he concentrated his law practice in the areas of mergers and acquisitions, public offerings and private financings, representing both public and private companies. From August 1989 to April 1991, Mr. Reed served as a senior auditor with Ernst & Young, LLP, New York City, New York, concentrating his practice in the financial services and electronics industries.

         QURESH SACHEE has served as our Vice President, Marketing, since May 1998. From 1993 to May 1998, Mr. Sachee was employed by IVI/Checkmate Electronics, Inc., a designer and manufacturer of point-of-sale systems, in various positions, including Executive Vice President, Senior Vice President of Product Management, and prior to that, Vice President, International Sales. Prior to that time, Mr. Sachee was employed by VeriFone Inc., a Hewlett Packard company, in various product development and marketing management positions, and by Unisys Corporation.

         YOSHIAKI UCHIDA has served as our Vice President and General Manager, Asian Operations, since November 1998. Prior to that time, Mr. Uchida spent 33 years with Toshiba Corporation in various management positions. He served as Deputy General Manager of Toshiba's OME manufacturing and development facility, and most recently was Senior Executive Vice President of MediaServe Corporation, a Toshiba affiliate.

         D. JAMES BIDZOS has served as a director since May 1998. Mr. Bidzos is presently Vice Chairman of the Board of Directors of Security Dynamics Technologies, Inc., a network security company, and served as its Executive Vice President from July 1996 to February 1999. From 1986 to February 1999, Mr. Bidzos served as President, Chief Executive Officer and a director of RSA Data Security, Inc., an encryption software company that was acquired by Security Dynamics Technologies in July 1996. Mr. Bidzos is Chairman of the Board of Directors of VeriSign, Inc., an electronic credentials/digital certificate company, and was Chief Executive Officer of that company from April 1995 to July 1995.

         SHIGEKI MORITA has served as a director since April 1999. Since April 1996, Mr. Morita has served in various capacities with Toshiba Corporation, including his current position as General Manager, Strategic Marketing Divisions, which he has held since November 1998.

         TIMOTHY TOMLINSON has served as a director since SmartDisk's inception in 1997. He co-founded Tomlinson Zisko Morosoli & Maser LLP, a law firm, in 1983, and has been a partner there since that time. Mr. Tomlinson also serves on the board of directors of VeriSign, Inc., Oak Technology, Inc. and Portola Packaging, Inc., as well as other, privately held companies, including Fischer International where he has served since April 1999.

KEY EMPLOYEES

         Other key personnel and their ages as of May 31, 1998, are as follows:

                 NAME                     AGE                        POSITION
------------------------------------    ------  ------------------------------------------------------
O. Lee Drennan......................      41    Director of Product Engineering
Kazuhiro Iwata......................      53    Vice President, Engineering of SmartDisk International
Jon Kaplan..........................      41    Vice President, Software Development
Konosuke Nakamura...................      52    Vice President, Marketing of SmartDisk International

         O. LEE DRENNAN has served as our Director of Product Engineering since January 1998. From March 1991 to January 1998, he served in a number of positions for Fischer International and SmartDisk Security Corporation, most recently as Director of Product Engineering for Fischer International.

         KAZUHIRO IWATA has served as Vice President, Engineering of SmartDisk International since April 1999. Prior to that time, Mr. Iwata spent almost 28 years with Toshiba Corporation where he held a number of management positions, most recently Chief Specialist, Engineering Administration.

         JON KAPLAN has served as our Vice President, Software Development since January 1998. Prior to that time, he spent 8 years with Fischer International as Vice President, Product Development.

         KONOSUKE NAKAMURA has served as Vice President, Marketing of SmartDisk International since March 1999. Prior to that time, Mr. Nakamura spent nearly 29 years with Toshiba Corporation in various management positions. Most recently, he served as a Senior Manager, International Sales & Marketing, Storage Device Division for Toshiba.

BOARD OF DIRECTORS AND COMMITTEES

         Our certificate of incorporation provides for a board of directors consisting of three classes serving three-year staggered terms. Class I consists of _______, with the initial term of office of the Class I directors expiring at the annual meeting of stockholders in 2000. Class II consists of _______ and _______, with the initial term of office of Class II directors expiring at the annual meeting of stockholders in 2001. Class III consists of _______ and _______, with the initial term of office of Class III directors expiring at the annual meeting of stockholders in 2002.

         The board of directors has a compensation committee and an audit committee.

         COMPENSATION COMMITTEE. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to the executive officers and directors of SmartDisk and its subsidiaries including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on stock compensation arrangements for all employees of SmartDisk. As part of the foregoing, the compensation committee also administers our 1998 Employee Stock Option Plan, 1998 Directors and Consultants Stock Option Plan, 1999 Incentive Compensation Plan and 1999 Employee Stock Purchase Plan. The current members of the compensation committee are Timothy Tomlinson and D. James Bidzos, with Mr. Bidzos chairing the committee.

         AUDIT COMMITTEE. The audit committee of the board of directors reviews and monitors the corporate financial reporting and the internal and external audits of SmartDisk, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Timothy Tomlinson and D. James Bidzos, with Mr. Tomlinson chairing the committee.

DIRECTOR COMPENSATION

         Our 1999 Incentive Compensation Plan includes an automatic option grant program for non-employee directors of SmartDisk. Under the plan, non-employee directors are automatically granted options to purchase 60,000 shares of common stock upon their initial election to the board of directors and options to purchase 2,000 shares upon appointment to any committee of the board and 2,000 shares upon appointment as chairman of a committee. Thereafter, on January 1 of each year, the directors are granted options to purchase an additional 24,000 shares in January of each year that they serve on the board and 2,000 each year that they serve as a member, and 2,000 each year that they serve as chairman, of a committee. All options granted under the automatic grant program vest 2% a month for each month after the grant. Directors who were serving on the board on the date that the plan was passed are eligible to participate in the program in 2001. Otherwise, directors are eligible upon election to the board.

         Timothy Tomlinson, one of our directors, will receive a stock grant of 10,000 shares of our common stock upon completion of this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The compensation committee of the board of directors consists of Timothy Tomlinson and D. James Bidzos. There were no compensation committee interlocks during our last fiscal year.

EXECUTIVE COMPENSATION

         The following table sets forth compensation information for the fiscal year ended December 31, 1998 paid by us for services by our Chief Executive Officer and our other executive officer whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to below as the "named executive officers":

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                               ANNUAL COMPENSATION           COMPENSATION AWARDS
                                          --------------------------------   -------------------
                                                                                  SECURITIES           ALL OTHER
    NAME AND PRINCIPAL POSITION             SALARY              BONUS         UNDERLYING OPTIONS      COMPENSATION
-------------------------------------     -------------       ------------   --------------------    -------------
Michael S. Battaglia.............          $100,440(1)          $45,000(1)         1,704,545              --
   Chief Executive Officer and
   President

Quresh Sachee....................            89,306              47,500              200,000              --
   Vice President, Marketing
---------------------

(1) In addition, Mr. Battaglia received $100,440 in salary and $60,000 in bonus from Fischer International for services rendered to Fischer International in 1998. Commencing January 1, 1999, Mr. Battaglia became our full-time employee.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth each grant of stock options during the fiscal year ended December 31, 1998 to each of the named executive officers. No stock appreciation rights were granted to these individuals during such year.

                              OPTION GRANTS IN 1998

                                             INDIVIDUAL GRANTS
                         ---------------------------------------------------------
                                         % OF TOTAL                                    POTENTIAL REALIZABLE VALUE
                          NUMBER OF       OPTIONS                                      AT ASSUMED ANNUAL RATES OF
                          SECURITIES     GRANTED TO                                   STOCK PRICE APPRECIATION FOR
                          UNDERLYING     EMPLOYEES     EXERCISE OR                           OPTION TERM (1)
                           OPTIONS       IN FISCAL     BASE PRICE      EXPIRATION     ----------------------------
         NAME             GRANTED(2)        YEAR       ($)/(SH)(3)        DATE            5%($)          10%($)
-----------------------  ------------   -----------   ------------    ------------    -------------   ------------
Michael S. Battaglia      1,704,545           45.5%       $0.18          1/27/08         $192,956       $488,989

Quresh Sachee.......        120,000            3.2         0.25          5/4/08            18,867         47,812
                             80,000            2.1         1.00          8/21/08           50,312        127,499

--------------------
(1) Potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. The amounts have been calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, a named executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (if the executive were to sell the shares on the date of exercise), so there is no assurance that the value realized will be equal to or near the potential realizable value as calculated in this table.

(2) The options granted to Michael Battaglia are immediately exercisable, subject to our right to repurchase the shares upon the termination of Mr. Battaglia's employment with us. Our repurchase right lapses as to 2% of the shares each month for fifty months from the date of grant. The options granted to Quresh Sachee in May 1998 are immediately exercisable, subject to our repurchase right which lapses as to 25% of the shares one year after the date of grant and as to 6.25% of the shares each quarter thereafter. Those options granted to Mr. Sachee in August 1998 are immediately exercisable, subject to our right of repurchase which lapses as to 25% of the shares on January 1, 2000 and as to 6.25% of the shares each quarter thereafter. Each of the options granted have a term of ten years from the date of grant, subject to acceleration upon a change of control of our company.

(3) Prior to this offering, there has been no public market for our common stock. The exercise price of each of these options is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

         The following table sets forth information concerning the year-end number and value of unexercised options for each of the named executive officers. There was no public trading market for the common stock as of December 31, 1998. Accordingly, these values have been calculated based on a price of $1.20 per share, the board of director's determination of the fair market value of the common stock as of December 31, 1998, minus the applicable per share exercise price. We have never granted stock appreciation rights. Value Realized is calculated by subtracting the aggregate exercise price paid from the fair market value of the shares issued on the exercise date, as determined by our board of directors.

          AGGREGATE OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                                   OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              SHARES                          DECEMBER 31, 1998(#)           DECEMBER 31, 1998($)
                             ACQUIRED         VALUE      ------------------------------  ----------------------------
NAME                      ON EXERCISE (#)  REALIZED ($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
------------------------  ---------------  ------------  -------------  ---------------  -------------  -------------
Michael S. Battaglia..       1,704,545             --             --             --               --            --
Quresh Sachee.........         120,000             --         80,000             --          $16,000            --

EMPLOYMENT AGREEMENTS

         The following executive officers have signed employment agreements with SmartDisk.

         MICHAEL S. BATTAGLIA. Mr. Battaglia's employment agreement has a three-year term ending December 31, 2002. His annual base salary is $275,000 and he is eligible for annual merit increases at the discretion of our board of directors and an annual bonus of $125,000 for 1999 if he attains performance thresholds. Bonuses for the remaining years in the term are at the discretion of the compensation committee of our board of directors. If we terminate Mr. Battaglia without cause, we must pay him severance of six months' base salary plus fifty percent of his bonus, if any, for the year in which he was terminated. Mr. Battaglia has agreed not to compete with us for one year after his employment if he resigns and for six months after his employment if we terminate him.

         ROBERT PROTHEROE. Mr. Protheroe's employment agreement has a three-year term ending March 15, 2002. His annual base salary is $180,000 and he is eligible for a bonus of $60,000 for 1999 if he attains performance thresholds. We have agreed to reimburse Mr. Protheroe for up to $40,000 in relocation expenses. Bonuses for the remaining years are at the discretion of the compensation committee of our board of directors. If we terminate Mr. Protheroe without cause, we must pay him severance of six months' base salary. Mr. Protheroe has agreed not to compete with us for one year after termination of his employment.

         QURESH SACHEE. Mr. Sachee's employment agreement has a two-year term ending May 3, 2000. His annual base salary is $150,000 and he is eligible for a bonus of $50,000 for 1999 if he attains performance thresholds. We agreed to reimburse Mr. Sachee for up to $40,000 in relocation expenses. If we terminate Mr. Sachee without cause, we must pay him severance of three months' base salary. Mr. Sachee has agreed not to compete with us for one year after termination of his employment if he resigns and for six months after his employment if we terminate him.

EMPLOYEE BENEFIT PLANS

         1999 INCENTIVE COMPENSATION PLAN. Our board of directors adopted our 1999 Incentive Compensation Plan in _______ 1999 and our stockholders approved the adoption of the plan in _______ 1999. We have reserved _______ shares of common stock for issuance under the plan. We have not granted any options under the plan. Under the plan, officers, employees, members of the board of directors and consultants are eligible to receive awards. The types of awards that may be made under the plan are options to purchase shares of common stock, stock appreciation rights, restricted shares, deferred shares, bonus shares, dividend equivalents and other stock-based awards. Options may be either incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. If shares awarded under the plan are forfeited, then those shares will again become available for new awards under the plan. Annual cash awards are limited to $10,000,000 per person, and annual cash performance awards are limited to $20,000,000 per person.

         The compensation committee of our board of directors administers the plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

         The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or by other means, including a cashless exercise method as determined by the committee.

         The plan includes an automatic grant program for our non-employee directors. Under the plan, non-employee directors are automatically granted options to purchase 60,000 shares of common stock upon their initial election to the board of directors and 2,000 shares upon appointment to any committee of the board and upon appointment as chairman of a committee. Thereafter, the directors are granted options to purchase an additional 24,000 shares in January of each year that they serve on the board and 2,000 each year that they serve as a member, and 2,000 each year that they serve as chairman, of a committee. All options granted under the automatic grant program vest 2% a month for each month after the grant. Directors who were serving on the board on the date that the plan was adopted are eligible to participate in the program in 2001. Otherwise, directors are eligible upon election.

         Our board of directors may amend or terminate our plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will continue in effect indefinitely unless the board decides to terminate the plan earlier.

         1999 EMPLOYEE STOCK PURCHASE PLAN. Our board of directors adopted our 1999 Employee Stock Purchase Plan in _______ 1999, and our stockholders approved the adoption of the plan in _______ 1999. We have reserved _______ shares of common stock for issuance under the plan, none of which has been issued. Once an employee enters the plan, on the first day of each offering period he or she is granted an option to purchase shares of our common stock (up to a maximum of 1,000 shares) on June 30 and December 31 of each offering period. The plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, will be implemented through successive twelve-month offering periods, generally commencing the first of January each year. The initial offering period will commence on the effective date of this offering and will run through December 31, 1999. The plan will be administered by the compensation committee. Employees will be eligible to participate if they are employed by us for at least 20 hours per week and have been employed for more than five (5) months in a calendar year. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the plan will be 85% of the lower of the fair market value of the common stock at the beginning or the end of each twelve-month offering period. Employees may not be granted shares under the plan if immediately following such grant they would hold stock and/or options to acquire stock possessing more than 5% of the total voting power of the shares of our company. In addition, employees may be granted options to purchase a maximum of $25,000 worth of stock per year under the plan. Employees may end their participation at any time and participation ends automatically upon termination of employment with us. Our board of directors may amend or terminate the plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law.

         1998 EMPLOYEE STOCK OPTION PLAN. Our board of directors adopted our 1998 Employee Stock Option Plan in January 1998, and our stockholders approved the adoption of the plan in March 1998. We have reserved 5,818,181 shares of common stock for issuance under the plan, of which options to purchase 3,148,875 shares were outstanding as of June 30, 1999. Under the plan, the eligible individuals are our employees or those of any parent or subsidiary. The types of awards that may be made under the plan are options to purchase shares of common stock. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. If options awarded under the plan are forfeited, then the shares underlying those options will generally become available for new awards under the plan.

         Our board of directors or a committee of our board administers the plan. The administrator has complete discretion to make all decisions relating to the interpretation and operation of the plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

         The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or, at the discretion of the compensation committee, in outstanding shares of common stock, by delivery of a promissory note, or by any combination of cash, shares of common stock or promissory notes. At the discretion of the compensation committee, the exercise price may also be paid by using a cashless exercise method.

         If a merger or other reorganization occurs, and our stockholders before the transaction hold a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options under the plan shall become exercisable for securities of the acquiring or surviving corporation. If our stockholders before the transaction hold less than a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options shall generally be canceled unless the merger or reorganization agreement provides otherwise.

         Our board of directors may amend or terminate our 1998 Employee Stock Option Plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will terminate in 2008 unless the board decides to terminate the plan earlier. The plan will automatically terminate when all shares reserved for grant under the plan have been granted and are not subject to vesting or repurchase rights

         1998 DIRECTORS AND CONSULTANTS STOCK OPTION PLAN. Our board of directors adopted our 1998 Directors and Consultants Stock Option Plan in January 1998, and our stockholders approved the adoption of the plan in March 1998. We have reserved 1,000,000 shares of common stock for issuance under the plan, of which options to purchase 417,125 shares were outstanding as of June 30, 1999. Under the plan, our officers, directors and consultants and those of our subsidiaries are eligible for option grants and other awards. The types of awards that may be made under the plan are options to purchase shares of common stock. Options will be nonstatutory stock options and are not designed to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. If options awarded under the plan are forfeited, then the shares underlying those options generally become available for new awards under the plan

         Our board of directors or a committee of the board administers the plan. The administrator has complete discretion to make all decisions relating to the interpretation and operation of the plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

         The exercise price for stock options granted under the plan shall be determined by the compensation committee at the time of grant. The exercise price may be paid in cash or, at the discretion of the committee, in outstanding shares of common stock, by delivery of a promissory note, or by any combination of cash, shares of common stock or promissory notes. At the discretion of the committee, the exercise price may also be paid by using a cashless exercise method.

         If a merger or other reorganization occurs, and our stockholders before the transaction hold a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options under the plan shall become exercisable for securities of the acquiring or surviving corporation. If our stockholders before the transaction hold less than a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options shall generally be canceled unless the merger or reorganization agreement provides otherwise.

         Our board of directors may amend or terminate our 1998 Directors and Consultant Stock Option Plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will terminate in 2008 unless the board decides to terminate the plan earlier. The plan will automatically terminate when all shares reserved for grant under the plan have been granted and are not subject to vesting or repurchase rights.

                              CERTAIN TRANSACTIONS

PRE-FORMATION ADVANCES

         Prior to 1997, Addison Fischer and his affiliates, including Fischer International, advanced SDSC, our predecessor, non-interest bearing loans in the aggregate amount of approximately $9.6 million in order to fund our operations. Of the total amount advanced to us, approximately $4.6 million was contributed to the capital stock of SDSC in 1996 and 1997. We repaid the remaining $5.0 million of advances in May 1998, of which $1,045,000 was paid to Fischer International and $3,955,000 was paid to Addison Fischer.

         In addition, from 1996 to March 1999, Addison Fischer and his affiliates, including Fischer International, advanced SmartDiskette Limited, or SDL, non-interest bearing loans in the aggregate amount of approximately $600,000. In May 1999, prior to our acquisition of SDL, these advances were converted into 386,841 shares of SDL common stock (which, in May 1999, were in turn converted into 304,073 shares of our common stock).

FORMATION TRANSACTIONS

         In February 1998, Toshiba, Fischer International, Phoenix House and SmartDisk entered into an agreement which detailed a comprehensive plan of capital contribution, corporate governance and business strategies for SmartDisk.

         Upon signing the agreement, Toshiba made an immediate loan to us of $5.0 million in exchange for a convertible note. The note had an interest rate of 4% per annum. The note remained outstanding until May 22, 1998. At that time, Toshiba acquired 9,950,000 shares of our common stock in exchange for a cash payment of $4,950,000 and delivery and cancellation of the February 1998 note, including accrued interest.

         At the same time that Toshiba purchased its shares of our common stock, both Phoenix House and Fischer International acquired shares of our common stock. Both Phoenix House and Fischer International are controlled by Addison Fischer, the Chairman of our board of directors. Phoenix House acquired 29,400,000 shares in exchange for all of the outstanding shares of our predecessor, SDSC. As a result, SDSC became a wholly owned subsidiary of ours and we became the owner of the exclusive licenses, owned by SDSC, to our current principal patents. Fischer International acquired 600,000 shares of our common stock in return for trademarks it owned relating to our SafeBoot, FlashPath and Smarty products.

         On May 26, 1999, the shareholders of SDL, which included Addison Fischer and Phoenix House, exchanged all of their shares of SDL for 2,062,000 shares of our common stock. Of the total number of our shares issued, Addison Fischer received 1,715,072 shares, Phoenix House received 131,670 and the other shareholders of SDL received the remaining 215,258 shares. As a result of this transaction, we acquired 100% of SDL, the indirect owner of our current principal patents.

FISCHER TRANSACTIONS

         In 1996 and 1997, all of our products were sold through Fischer International and its affiliates. Pursuant to the arrangement, Fischer International and its affiliates received a fee of approximately 25% of our sales. The revenues shown in our 1996 and 1997 financial statements are net of the fees paid to Fischer International and its affiliates. In addition, operating expenses totaling approximately $2.6 million in 1996 and $4.0 million in 1997 were incurred by Fischer International on behalf of SDSC.

         In January 1998, we entered into an operating agreement with Fischer International to provide operating services to SDSC, including developing and marketing our SafeBoot, FlashPath, SmartDisk and Smarty products. This agreement was terminated in May 1998 and replaced with a new operating agreement with Fischer International. Under this new agreement, as amended in June 1999, we reimburse Fischer International for certain marketing, accounting and other similar services. In addition, until recently we have shared office space with Fischer International. We have reimbursed Fischer International for the cost of this office space as well as other general and administrative expenses. Our share of these expenses is based on an internal analysis of the relative amount of time devoted to our business by employees of Fischer International as well as the overhead charges attributable to these employees. In 1998, we paid Fischer International $1.5 million under this arrangement.

         In May 1998, we entered into license and distribution agreements with Fischer International. Under these agreements, we granted Fischer International non-exclusive license and distribution rights to our SafeBoot, Smarty and FlashPath products until 2001. In 1998, we received approximately $285,000 from Fischer International under these agreements in royalties related to SafeBoot, and no royalties related to Smarty and FlashPath.

TOSHIBA TRANSACTIONS

         In May 1998, we entered into a license agreement with Toshiba, which was contemporaneously becoming one of our principal shareholders. Under this agreement, Toshiba granted us a non-exclusive license to patents relating to the interface with Toshiba's SmartMedia cards. We agreed to pay a one-half of 1% royalty on the net sales price of our products that use the Toshiba license. This agreement was amended in September 1998 to expand the field of use for the non-exclusive license. In 1998, we paid approximately $222,000 to Toshiba under this license.

         In addition, we sell a number of our products to an affiliate of Toshiba which in turn serves as sales agent to Toshiba in its role as an OEM customer. In 1997 and 1998, we had aggregate sales to Toshiba or the sales agent of $495,000 and $0.

         Also, since September 1998, four engineers from Toshiba have worked for us on a contract basis. In 1998, we paid Toshiba $74,296 for these services.

EMPLOYEE ADVANCES

         On March 3, 1998, we loaned Michael Battaglia $305,114 in connection with Mr. Battaglia's exercise of an option to acquire 1,704,545 shares of common stock. The loan bore interest at the rate of 5.47% per year and the interest is payable quarterly. The principal balance is due on the earlier of March 3, 2003 or the end of his employment with us or an affiliate of ours.

         On March 3, 1998, we loaned David Stone, a former officer, $61,023 in connection with Mr. Stone's exercise of an option to acquire 340,909 shares of common stock. The loan bears interest at the rate of 5.47% per year and was repaid in June 1998.

         On March 29, 1999, we loaned Robert Protheroe $60,000 in connection with his repayment of amounts owed to his previous employer. The loan bears interest at the rate of 4.71% per year and is due in four annual installments ending in 2003, unless his employment with us ends at an earlier date, in which case the principal balance and accrued interest are due within 30 days after termination of employment.

OTHER TRANSACTIONS

         On May 28, 1998, we sold 115,000 shares of our common stock at a price of $1.00 per share to First TZMM Investment Partnership, an entity affiliated with Tomlinson Zisko Morosoli & Maser LLP. Timothy Tomlinson, one of our directors, is a partner of Tomlinson Zisko Morosoli & Maser LLP.

         On July 1, 1999, as part of a larger round of investments led by SCM Microsystems, we sold an aggregate of 80,000 shares of common stock to Messrs. Tomlinson and Bidzos, two of our directors, for $160,000, or $2.00 per share. Individually, Mr. Tomlinson received 30,000 shares and Mr. Bidzos received 50,000. In addition, First TZMM Investment Partnership acquired 110,000 shares for $220,000.

         Timothy Tomlinson, one of our directors, is a partner of Tomlinson Zisko Morosoli & Maser LLP, which provided legal services to us in 1998. Fees paid in 1998 to Mr. Tomlinson's firm did not exceed 5% of the law firm's gross revenues for its last full fiscal year.

                             PRINCIPAL STOCKHOLDERS

         The table below sets forth information regarding the beneficial ownership of SmartDisk's common stock as of July 1, 1999, by the following individuals or groups:

         o Each person or entity who is known by SmartDisk to own beneficially more than 5.0% of SmartDisk's outstanding stock;

         o        Each of the named executive officers;

         o        Each director of SmartDisk; and

         o        All directors and executive officers as a group.

         Unless otherwise indicated, the address of each of the individuals listed in the table is c/o SmartDisk Corporation, 3506 Mercantile Avenue, Naples, Florida 34104. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

         Percentage ownership in the following table is based on 50,094,045 shares of common stock outstanding as of July 1, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of July 1, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

                                                                                  SHARES BENEFICIALLY OWNED
                                                                             AS A PERCENTAGE OF CLASS OUTSTANDING
                                                     NUMBER OF SHARES      --------------------------------------
           NAME OF BENEFICIAL OWNER                 BENEFICIALLY OWNED     BEFORE OFFERING         AFTER OFFERING
------------------------------------------          ------------------     ---------------         --------------
Phoenix House Investments, L.L.C.(1)......              29,531,670                59.0%                   %
Addison M. Fischer(2).....................              31,846,742                63.6
Toshiba Corporation(3)....................               9,950,000                19.9
Michael S. Battaglia......................               1,640,546                 3.3
Quresh Sachee(4)..........................                 200,000                 *
Timothy Tomlinson(5)......................                 350,000                 *
D. James Bidzos(6)........................                 125,000                 *
Shigeki Morita............................                       0                 0
All directors and executive officers as a
   group (10 persons)(7)..................              34,162,288                68.2

--------------------
 *   Less than one percent.

(1) The address for Phoenix House is 400 West King Street, Carson City, Nevada 89703. Phoenix House is controlled by Addison M. Fischer, the Chairman of our board of directors.

(2) Includes 29,531,670 shares held of record by Phoenix House and 600,000 shares held by Fischer International. Mr. Fischer effectively controls both entities.

(3) The address for Toshiba Corporation is 1-1 Shibaura 1-Chome, Minato-ku, Tokyo 105, Japan.

(4) Includes 80,000 shares subject to options either currently exercisable or exercisable by Mr. Sachee within 60 days of July 1, 1999.

(5) Includes 320,000 shares held by investment partnerships or trusts for which Mr. Tomlinson is either the general partner or trustee. Mr. Tomlinson disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest in the partnerships.

(6) Excludes shares held by Phoenix House, in which Mr. Bidzos owns a 2.5% ownership interest. Mr. Bidzos disclaims beneficial ownership of the shares held by Phoenix House.

(7)  See footnotes (2), (4), (5) and (6) above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         On the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         As of July 1, 1999, there were 50,094,045 shares of common stock outstanding that were held of record by approximately 43 stockholders. There will be _______ shares of common stock outstanding, assuming no exercise after July 1, 1999 of outstanding options and after giving effect to the sale of the shares of common stock offered to the public hereby.

         The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. We have never paid dividends in the past and do not intend to do so in the future. In the event of our liquidation, dissolution or winding up, subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

         On the closing of this offering, 5,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

REGISTRATION RIGHTS

         Concurrently with the purchase of our common stock by Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation, we entered into an agreement providing registration rights for Toshiba, Phoenix House and Fischer International. At any time after 180 days following the date of this prospectus, Toshiba Corporation, Phoenix House Investments, L.L.C. or the holders of a majority of the shares held by them may require us to file a registration statement under the Securities Act covering at least 20% of the securities of SmartDisk held by them, or a lesser percentage if the net aggregate offering price would exceed $10.0 million. We will not be required to comply with such a request for registration on more than three occasions or within 60 days before or 180 days after our good faith estimate of the effective date of another registration statement filed pursuant to such a request.

         When we are eligible to utilize a registration statement on Form S-3 to register an offering of our securities, holders of 20% of the shares held by Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation may request that we file a registration statement on Form S-3, covering all or a portion of securities of SmartDisk held by them, provided that the aggregate public offering price is at least $500,000. These holders can request only two S-3 registrations.

         These registration rights will be subject to SmartDisk's right to delay the filing of a registration statement if, in the view of our board of directors, such a filing would be seriously detrimental to us, not more than once in any 12-month period, for not more than 150 days after the appropriate number of holders have requested we file a registration statement.

         In addition, Toshiba Corporation, Phoenix House Investments, L.L.C., SCM Microsystems, Inc. and Fischer International Systems Corporation have "piggyback" registration rights. If we propose to register any common stock under the Securities Act, other than pursuant to the registration rights noted above and in some other instances, Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of any offering has the right to limit the number of securities proposed to be included in the registration.

         We are required to bear all registration expenses incurred in connection with these registrations. Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation will pay all underwriting discounts and selling commissions applicable to the sale of their securities.

         We also agreed to indemnify Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation for any damages they suffer due to any untrue statement or omission that we make in a registration statement covering their shares.

         The registration rights of Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation under the agreement providing registration rights will terminate, as to each of them, when it may sell all its shares in a three-month period under Rule 144 under the Securities Act.

ANTITAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

         CERTIFICATE OF INCORPORATION AND BYLAWS. Our certificate of incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation also provides that the affirmative vote of 80% of our outstanding stock is required to remove any of our directors, to approve a business combination involving our company or for our stockholders to amend our bylaws or the anti-takeover provisions of our certificate of incorporation. Our bylaws provide that our stockholders may not call a special meeting of stockholders. The bylaws also include advance notice procedures with regard to the nomination, other than by the board of directors, of candidates for director elections. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of SmartDisk. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of SmartDisk. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares or proxy fights and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

         DELAWARE ANTITAKEOVER LAW. SmartDisk is subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no market for the common stock of SmartDisk, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

         Upon completion of this offering, we will have outstanding _______ shares of common stock based upon shares outstanding as of July 1, 1999, assuming no exercise of outstanding options prior to completion of this offering and no exercise of the underwriters over-allotment option. Of these shares, the _______ shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of SmartDisk as that term is defined in Rule 144 under the Securities Act. The remaining 50,094,045 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144. All of these restricted shares are subject to lock-up agreements providing the stockholder generally will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be eligible for resale until 181 days after the date of this prospectus. BancBoston Robertson Stephens Inc. may, at its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

         Beginning 181 days after the date of this prospectus, approximately 46,000,000 restricted shares will be eligible for sale in the public market, all of which are subject to the volume limitations under Rule 144 described below.

         In general, the volume limitations under Rule 144, as currently in effect, provide that beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

         - 1.0% of the number of shares of our common stock then outstanding, which will equal approximately _______ shares immediately after this offering; or

         - the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of Form 144 with respect to such sale.

         Sales under Rule 144 must also be made in broker's transactions and are subject to notice requirements and to the public availability of current information about SmartDisk.

         Within 90 days following the effectiveness of this offering, we will file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under its stock option plans. As of July 1, 1999, options to purchase a total of 3,148,875 shares were outstanding and 276,261 shares were reserved for future issuance under our 1998 Employee Stock Option Plan, options to purchase a total of 417,125 shares were outstanding and 308,876 shares were reserved for future issuance under the 1998 Directors and Consultants Stock Option Plan, _______ shares were reserved for issuance under the 1999 Incentive Compensation Plan and _______ shares were reserved for issuance under the 1999 Employee Stock Purchase Plan. The holders of all of those outstanding options are subject to lock-up agreements. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, will be available for resale in the open market 181 days after the close of this offering.

         Beginning six months after the date of this offering, Toshiba Corporation, Phoenix House Investments, L.L.C. and Fischer International Systems Corporation will be entitled to registration rights for sale of their shares in the public market. See "Description of Capital Stock--Registration Rights." Registration of those shares under the

Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration and this could affect the stock price at that time.

                                  UNDERWRITING

         The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and U.S. Bancorp Piper Jaffray Inc., have severally agreed with SmartDisk, subject to the terms and conditions set forth in the underwriting agreement, to purchase from SmartDisk the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
         UNDERWRITER                                                  OF SHARES
         -----------                                                  ---------
         BancBoston Robertson Stephens Inc.  .................
         Hambrecht & Quist LLC................................
         U.S. Bancorp Piper Jaffray Inc.......................
                                                                      ----------
                  Total.......................................
                                                                      ==========

         SmartDisk has been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not in excess of $ per share, of which $ may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by SmartDisk as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

         The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

         OVER-ALLOTMENT OPTION. SmartDisk has granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to _______ additional shares of common stock at the same price per share as SmartDisk will receive for the _______ shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the _______ shares are being sold. SmartDisk will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to SmartDisk will be $________, $________ and $________, respectively.

         The following table summarizes the compensation and expenses we will pay.

                                                                                                TOTAL
                                                                                -----------------------------------
                                                                                     WITHOUT              WITH
                                                                 PER SHARE        OVER-ALLOTMENT     OVER-ALLOTMENT
-------------------------------------------------------      ----------------   ----------------    ---------------
Underwriting discounts and commissions paid by us......      $                  $                   $
Expenses payable by us.................................      $                  $                   $

         INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters and SmartDisk against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

         LOCK-UP AGREEMENTS. Each of SmartDisk's executive officers, directors, director-nominees, stockholders of record and optionholders of record has agreed with the representatives of the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of SmartDisk's stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

         FUTURE SALES. In addition, SmartDisk has agreed that during the lock-up period SmartDisk will not, without the consent of BancBoston Robertson Stephens Inc., subject to certain exceptions,

         o consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or

         o issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than SmartDisk's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options or shares under existing stock option and incentive plans provided those options do not vest, or the right to resell those shares do not arise until, prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

         LISTING. We have filed an application for the common stock to be quoted on The Nasdaq National Market under the symbol "SMDK."

         NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for the common stock of SmartDisk. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between SmartDisk and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of SmartDisk, market valuations of other companies that SmartDisk and the representatives believe to be comparable to SmartDisk, estimates of the business potential of SmartDisk, the present state of SmartDisk's development and other factors deemed relevant.

         STABILIZATION. The representatives of the underwriters have advised SmartDisk that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering, if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised SmartDisk that such transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         DIRECTED SHARE PROGRAM. At our request, the underwriters have reserved up to 7.5 percent of the shares of common stock to be issued by SmartDisk and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of SmartDisk. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for SmartDisk by Greenberg Traurig, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SmartDisk and the common stock offered hereby, refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; refer in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of certain fees from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov.

         SmartDisk intends to furnish holders of its common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. SmartDisk intends to furnish such other reports as it may determine or as may be required by law.

                             SMARTDISK CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

               Years ended December 31, 1998 and 1997 (Audited)
            Three months ended March 31, 1999 and 1998 (Unaudited)

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                               -----
Report of Independent Certified Public Accountants .........    F-2

Consolidated Balance Sheets as of December 31, 1997 and
   1998 and March 31, 1999 (Unaudited)......................    F-3

Consolidated Statements of Operations for the Years Ended
   December 31, 1996, 1997 and 1998 and for the Three Months
   Ended March 31, 1998 and 1999 (Unaudited)................    F-4

Consolidated Statements of Stockholders' Deficit for the
   Years Ended December 31, 1996, 1997 and 1998 and for the
   Three Months Ended March 31, 1999 (Unaudited)............    F-5

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1996, 1997 and 1998 and for the Three Months
   Ended March 31, 1998 and 1999 (Unaudited)................    F-6

Notes to Consolidated Financial Statements .................    F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of SmartDisk Corporation

     We have audited the accompanying consolidated balance sheets of SmartDisk Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartDisk Corporation at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Miami, Florida,
June 21, 1999

                             SMARTDISK CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                                        PRO FORMA
                                                                                                      STOCKHOLDERS'
                                                             DECEMBER 31,                               EQUITY AT
                                                   --------------------------------    MARCH 31,        MARCH 31,
                                                         1997             1998            1999        1999 (NOTE 7)
                                                   ---------------- --------------- --------------- ----------------
                                                                                      (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents .......................  $     329,778    $   2,919,728   $   1,807,295
 Restricted cash .................................             --        1,050,000       1,050,000
 Accounts receivable, net of allowance for
   doubtful accounts of $0 in 1997, $33,848
   in 1998 and $32,283 in 1999 ...................             --        3,736,751       5,983,674
 Inventories .....................................        294,496        1,689,020         354,210
 Prepaid expenses and other current assets .......         24,005          120,782         376,123
                                                    -------------    -------------   -------------
  Total current assets ...........................        648,279        9,516,281       9,571,302
Property and equipment, net ......................        210,119          682,014       2,000,208
Intangible assets, net ...........................        748,137          440,978         353,441
Deposits and other assets ........................             --          196,682         187,752
                                                    -------------    -------------   -------------
TOTAL ASSETS .....................................  $   1,606,535    $  10,835,955   $  12,112,703
                                                    =============    =============   =============
LIABILITIES, REDEEMABLE COMMON
STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities: .............................
 Accounts payable ................................  $     253,812    $   3,706,297   $   4,234,479
 Bank line of credit .............................             --        2,247,718       2,955,774
 Accrued payroll and related expenses ............            346          222,085         419,446
 Other accrued liabilities .......................        147,587          471,505         893,068
 Due to related parties ..........................      1,045,000               --              --
 Stockholder loan ................................      3,955,000               --              --
                                                    -------------    -------------   -------------
  Total current liabilities ......................      5,401,745        6,647,605       8,502,767
Stockholder loan .................................        644,591          648,147         630,797
Deferred income tax liability ....................        186,039          109,658          87,889
Commitments and contingencies ....................             --               --              --
Redeemable common stock: 9,950,000 shares
  issued and outstanding .........................             --        9,991,918       9,991,918              --
Stockholders' deficit:
 Common stock: $.001 par value; 60,000,000
   shares authorized; 31,305,288 issued and
   outstanding in 1997; 47,319,742 issued and
   46,998,833 outstanding in 1998; 38,453,742
   issued and 38,129,833 outstanding in 1999 .....         31,305           37,369          38,453   $      48,403
 Capital in excess of par value ..................     12,351,783       16,023,020      17,213,556      27,195,524
 Treasury stock, 320,909 shares in 1998 and
   323,909 in 1999, at cost ......................             --          (57,764)        (58,304)        (58,304)
 Accumulated other comprehensive income ..........        188,740          478,948         455,501         455,501
 Notes receivable from officers/employees ........             --         (417,334)       (417,334)       (417,334)
 Accumulated deficit .............................    (17,197,668)     (22,625,612)    (24,332,540)    (24,332,540)
                                                    -------------    -------------   -------------   -------------
  Total stockholders' equity (deficit) ...........     (4,625,840)      (6,561,373)     (7,100,668)  $   2,891,250
                                                    -------------    -------------   -------------   =============
TOTAL LIABILITIES, REDEEMABLE
  COMMON STOCK, AND
  STOCKHOLDERS' DEFICIT ..........................  $   1,606,535    $  10,835,955   $  12,112,703
                                                    =============    =============   =============

      The accompanying notes are an integral part of these consolidated financial statements.

                             SMARTDISK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             FOR THE THREE MONTHS
                                                  YEARS ENDED DECEMBER 31,                      ENDED MARCH 31,
                                      ------------------------------------------------- -------------------------------
                                            1996             1997            1998             1998            1999
                                      ---------------- --------------- ---------------- --------------- ---------------
                                                                                                  (UNAUDITED)
Revenues
 Product sales ......................  $     500,252    $    892,530     $ 15,038,281    $    421,336    $  5,429,711
 Royalties ..........................             --              --          284,298         110,976          77,284
                                       -------------    ------------     ------------    ------------    ------------
Total revenues ......................        500,252         892,530       15,322,579         532,312       5,506,995
Cost of revenues ....................        366,693         300,678       12,600,330         441,122       4,647,272
                                       -------------    ------------     ------------    ------------    ------------
Gross profit ........................        133,559         591,852        2,722,249          91,190         859,723
Operating expenses
 Research and development ...........        720,009       1,411,986        1,607,950         301,729         925,351
 Sales and marketing ................          5,884          11,582        2,546,602         252,539         726,156
 General and administrative .........      3,418,010       3,184,552        4,049,191         743,258       1,014,182
 Impairment loss ....................      7,807,157              --               --              --              --
                                       -------------    ------------     ------------    ------------    ------------
Total operating expenses ............     11,951,060       4,608,120        8,203,743       1,297,526       2,665,689
                                       -------------    ------------     ------------    ------------    ------------
Operating loss ......................    (11,817,501)     (4,016,268)      (5,481,494)     (1,206,336)     (1,805,966)
Gain (loss) on translation ..........             --              --          (47,678)           (358)         63,194
Interest and other income ...........             --           8,210           75,770          13,349          25,868
Interest expense ....................           (275)           (514)         (51,858)        (14,795)         (9,063)
                                       -------------    ------------     ------------    ------------    ------------
Net loss before income taxes ........    (11,817,776)     (4,008,572)      (5,505,260)     (1,208,140)     (1,725,967)
Income tax benefit ..................     (2,347,876)        (44,598)         (77,316)        (19,203)        (19,039)
                                       -------------    ------------     ------------    ------------    ------------
Net loss ............................  $  (9,469,900)   $ (3,963,974)    $ (5,427,944)   $ (1,188,937)   $ (1,706,928)
                                       =============    ============     ============    ============    ============
Net loss per share ..................  $        (.31)   $       (.13)    $       (.14)   $       (.04)   $       (.04)
                                       =============    ============     ============    ============    ============
Shares used in computing net loss
 per share ..........................     30,496,024      31,262,274       38,351,162      31,306,021      45,937,541
                                       =============    ============     ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                             SMARTDISK CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                     COMMON STOCK         CAPITAL IN
                                -----------------------    EXCESS OF    COMPREHENSIVE
                                   SHARES      AMOUNT      PAR VALUE         LOSS
                                ------------ ---------- -------------- ---------------
BALANCE,
 DECEMBER 31, 1995 ............  29,400,000   $29,400    $   154,675
Comprehensive loss:
  Net loss ....................                                         $ (9,469,900)
  Foreign currency
   translation ................                                              181,207
                                                                        ------------
  Comprehensive loss ..........                                         $ (9,288,693)
                                                                        ============
Acquisition of SDL ............   1,793,940     1,794      6,940,311
Contribution of stockholder
 loan to capital ..............                            3,908,823
                                 ----------   -------    -----------
BALANCE,
 DECEMBER 31, 1996 ............  31,193,940    31,194     11,003,809
Comprehensive loss:
  Net loss ....................                                         $ (3,963,974)
  Foreign currency
   translation ................                                                7,533
                                                                        ------------
  Comprehensive loss ..........                                         $ (3,956,441)
                                                                        ============
Acquisition of SDL ............     111,348       111        693,313
Contribution of stockholder
 loan to capital ..............                              654,661
                                 ----------   -------    -----------
BALANCE,
 DECEMBER 31, 1997 ............  31,305,288    31,305     12,351,783
Comprehensive loss:
  Net loss ....................                                         $ (5,427,944)
  Foreign currency
   translation ................                                              290,208
                                                                        ------------
  Comprehensive loss ..........                                         $ (5,137,736)
                                                                        ============
Issuance of common stock for
 trademarks ...................     600,000       600           (600)
Issuance of common stock ......   2,665,000     2,665      3,162,335
Shares issued upon exercise
 of options ...................   2,799,454     2,799        509,502
Repurchase of common stock.....
                                 ----------   -------    -----------
BALANCE,
 DECEMBER 31, 1998 ............  37,369,742    37,369     16,023,020
Comprehensive loss:
  Net loss ....................                                         $ (1,706,928)
  Foreign currency
   translation ................                                              (23,447)
                                                                        ------------
  Comprehensive loss ..........                                         $ (1,730,375)
                                                                        ============
Issuance of common stock ......   1,000,000     1,000      1,099,000
Stock compensation ............                               76,500
Shares issued upon exercise
 of options ...................      84,000        84         15,036
Repurchase of common stock.....
                                 ----------   -------    -----------
BALANCE, MARCH 31,
 1999 (Unaudited) .............  38,453,742   $38,453    $17,213,556
                                 ==========   =======    ===========

                                                                     NOTES
                                                   ACCUMULATED     RECEIVABLE
                                                      OTHER           FROM                        TOTAL
                                   ACCUMULATED    COMPREHENSIVE    OFFICERS/     TREASURY     STOCKHOLDERS'
                                     DEFICIT          INCOME       EMPLOYEES       STOCK         DEFICIT
                                ---------------- --------------- ------------- ------------ ----------------
BALANCE,
 DECEMBER 31, 1995 ............  $  (3,763,794)     $      --     $       --    $      --     $ (3,579,719)
Comprehensive loss:
  Net loss ....................     (9,469,900)
  Foreign currency
   translation ................                       181,207
  Comprehensive loss ..........                                                                 (9,288,693)
Acquisition of SDL ............                                                                  6,942,105
Contribution of stockholder
 loan to capital ..............                                                                  3,908,823
                                 -------------      ---------     ----------    ---------     ------------
BALANCE,
 DECEMBER 31, 1996 ............    (13,233,694)       181,207             --           --       (2,017,484)
Comprehensive loss:
  Net loss ....................     (3,963,974)
  Foreign currency
   translation ................                         7,533
  Comprehensive loss ..........                                                                 (3,956,441)
Acquisition of SDL ............                                                                    693,424
Contribution of stockholder
 loan to capital ..............                                                                    654,661
                                 -------------      ---------     ----------    ---------     ------------
BALANCE,
 DECEMBER 31, 1997 ............    (17,197,668)       188,740             --           --       (4,625,840)
Comprehensive loss:
  Net loss ....................     (5,427,944)
  Foreign currency
   translation ................                       290,208
  Comprehensive loss ..........                                                                 (5,137,736)
Issuance of common stock for
 trademarks ...................
Issuance of common stock ......                                                                  3,165,000
Shares issued upon exercise
 of options ...................                                     (417,334)                       94,967
Repurchase of common stock.....                                                   (57,764)         (57,764)
                                 -------------      ---------     ----------    ---------     ------------
BALANCE,
 DECEMBER 31, 1998 ............    (22,625,612)       478,948       (417,334)     (57,764)      (6,561,373)
Comprehensive loss:
  Net loss ....................     (1,706,928)
  Foreign currency
   translation ................                       (23,447)
  Comprehensive loss ..........                                                                 (1,730,375)
Issuance of common stock ......                                                                  1,100,000
Stock compensation ............                                                                     76,500
Shares issued upon exercise
 of options ...................                                                                     15,120
Repurchase of common stock.....                                                      (540)            (540)
                                 -------------      ---------     ----------    ---------     ------------
BALANCE, MARCH 31,
 1999 (Unaudited) .............  $ (24,332,540)     $ 455,501     $ (417,334)   $ (58,304)    $ (7,100,668)
                                 =============      =========     ==========    =========     ============

           The accompanying notes are an integral part of these consolidated financial statements.

                             SMARTDISK CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                       --------------------------------------------------
                                                             1996             1997             1998
                                                       ---------------- ---------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .............................................   $ (9,469,900)    $ (3,963,974)    $ (5,427,944)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation .......................................        130,494          227,089          613,777
  Amortization .......................................      1,653,914          179,346          310,917
  Foreign currency gain ..............................             --               --          (31,235)
  Employee stock option expense ......................             --               --               --
  Deferred income tax benefit ........................     (2,347,876)         (44,598)         (77,316)
  Impairment loss ....................................      7,807,157               --               --
  Changes in assets and liabilities:
   (Increase) decrease in assets:
   Accounts receivable ...............................             --               --       (3,736,751)
   Inventories .......................................        289,236           23,529       (1,394,524)
   Prepaid expenses and other current assets .........        (25,237)        (274,894)         (80,660)
   Deposits and other assets .........................        (20,525)          20,525         (176,942)
   Increase (decrease) in liabilitities:
   Accounts payable ..................................        546,890         (397,416)       3,452,485
   Accrued payroll and related expenses ..............        (29,475)             (41)         221,739
   Other accrued liabilities .........................         24,891           80,629          365,836
                                                         ------------     ------------     ------------
Net cash used in operating activities ................     (1,440,431)      (4,149,805)      (5,960,618)
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment .................       (200,821)        (284,943)      (1,019,878)
 Increase in restricted cash .........................             --               --       (1,050,000)
                                                         ------------     ------------     ------------
Net cash used in investing activities ................       (200,821)        (284,943)      (2,069,878)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of exchangeable note .........             --               --        5,000,000
 Net proceeds from line of credit ....................             --               --        2,247,718
 Net proceeds (repayment) of stockholder loan ........      1,450,844        3,709,527       (3,955,000)
 Proceeds (repayment) of due to related parties ......             --        1,045,000       (1,045,000)
 Proceeds from sale of redeemable common stock .......             --               --        4,950,000
 Proceeds from sale of common stock ..................             --               --        3,165,000
 Proceeds fom exercise of stock options ..............             --               --           94,967
 Purchase of treasury stock ..........................             --               --          (57,764)
                                                         ------------     ------------     ------------
Net cash provided by financing activities ............      1,450,844        4,754,527       10,399,921
Effect of exchange rate fluctuations on cash .........          4,490            1,973          220,525
                                                         ------------     ------------     ------------
Increase (decrease) in cash and cash equivalents .....       (185,918)         321,752        2,589,950
Cash and cash equivalents at beginning of period .....        193,944            8,026          329,778
                                                         ------------     ------------     ------------
Cash and cash equivalents at end of period ...........   $      8,026     $    329,778     $  2,919,728
                                                         ============     ============     ============
SIGNIFICANT NON-CASH ACTIVITIES:
 Acquisition of SDL/patents ..........................   $  6,942,105     $    693,424              ---
 Exchange of note payable plus accrued
  interest for redeemable common stock ...............            ---               --     $  5,041,918
 Note receivable obtained for stock options ..........             --               --     $    417,334
 Contribution of stockholder loan to capital .........   $  3,908,823     $    654,661               --

                                                             FOR THE THREE MONTHS
                                                                ENDED MARCH 31,
                                                       ---------------------------------
                                                             1998             1999
                                                       ---------------- ----------------
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .............................................   $ (1,188,937)    $ (1,706,928)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation .......................................         82,984          176,227
  Amortization .......................................         77,222           87,537
  Foreign currency gain ..............................             --          (71,416)
  Employee stock option expense ......................             --           76,500
  Deferred income tax benefit ........................        (19,203)         (19,039)
  Impairment loss ....................................             --               --
  Changes in assets and liabilities:
   (Increase) decrease in assets:
   Accounts receivable ...............................       (349,257)      (2,246,923)
   Inventories .......................................       (487,476)       1,334,810
   Prepaid expenses and other current assets .........        271,489         (255,341)
   Deposits and other assets .........................             --            8,930
   Increase (decrease) in liabilitities:
   Accounts payable ..................................      1,012,702          528,182
   Accrued payroll and related expenses ..............         40,972          197,361
   Other accrued liabilities .........................         (7,227)         421,563
                                                         ------------     ------------
Net cash used in operating activities ................       (566,731)      (1,468,537)
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment .................       (460,270)      (1,494,421)
 Increase in restricted cash .........................             --               --
                                                         ------------     ------------
Net cash used in investing activities ................       (460,270)      (1,494,421)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of exchangeable note .........      5,000,000               --
 Net proceeds from line of credit ....................             --          708,056
 Net proceeds (repayment) of stockholder loan ........       (306,502)              --
 Proceeds (repayment) of due to related parties ......             --               --
 Proceeds from sale of redeemable common stock .......             --               --
 Proceeds from sale of common stock ..................            ---        1,100,000
 Proceeds fom exercise of stock options ..............             --           15,120
 Purchase of treasury stock ..........................             --             (540)
                                                         ------------     ------------
Net cash provided by financing activities ............      4,693,498        1,822,636
Effect of exchange rate fluctuations on cash .........         17,515           27,889
                                                         ------------     ------------
Increase (decrease) in cash and cash equivalents .....      3,684,012       (1,112,433)
Cash and cash equivalents at beginning of period .....        329,778        2,919,728
                                                         ------------     ------------
Cash and cash equivalents at end of period ...........   $  4,013,790     $  1,807,295
                                                         ============     ============
SIGNIFICANT NON-CASH ACTIVITIES:
 Acquisition of SDL/patents ..........................            ---               --
 Exchange of note payable plus accrued
  interest for redeemable common stock ...............             --               --
 Note receivable obtained for stock options ..........             --               --
 Contribution of stockholder loan to capital .........             --               --

The accompanying notes are an intregral part of these consolidated financial statements.

                             SMARTDISK CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

ORGANIZATION AND NATURE OF OPERATIONS

     SmartDisk Corporation ("SmartDisk" or the "Company") was incorporated on March 5, 1997, and its predecessor, SmartDisk Security Corporation ("SDSC") was incorporated on May 18, 1993.

     From 1993 to 1995, SDSC exploited technology that it licensed under a manufacturing license agreement with Fischer International Systems Corporation ("FISC"), a related company, owned by Addison Fischer ("Fischer"). The patents underlying the licensed technology were held by SmartDiskette GmbH ("SDG"), a German company that is wholly-owned by SmartDiskette Limited ("SDL"), a related English company. SDG licensed these patents to SDL. SDL in turn entered into a manufacturing license agreement with FISC that FISC subsequently assigned to SDSC. The license agreement covered the manufacture and sale of solid state diskettes relating to the fields of data security and validation and computer security and access control. For the period January 1, 1996 through December 31, 1997, FISC, pursuant to an operating agreement with SDSC, conducted all operations and development activities on behalf of SDSC. During this period, SDSC (through FISC) developed several products using proprietary, high-density flash memory technology. These products are hereafter referred to as the "SmartDisk Products." The SmartDisk Products consist primarily of FlashPath (used to read/write flash memory cards) and Smarty (used to read/write smart cards).

     On March 21, 1997, FISC and Toshiba Corporation ("Toshiba") entered into a memorandum of understanding in which the parties agreed to form a corporation to exploit the SmartDisk Products. SmartDisk commenced operations January 1, 1998. Effective on that date, SDSC's operating agreement with FISC was terminated.

     On May 26, 1998, an agreement was finalized with Toshiba and FISC in order to, among other things, capitalize SmartDisk. SDSC stockholders exchanged all the issued and outstanding shares of SDSC for 29,400,000 shares of common stock of SmartDisk, Toshiba contributed $9,991,918 (see note 7) for 9,950,000 shares of redeemable common stock and FISC assigned trademarks to SmartDisk in exchange for 600,000 shares of common stock. In conjunction with the capitalization, SDSC was merged into SmartDisk. The merger was a combination of entities under common control and accounted for at historical cost. The individual financial statements of SmartDisk and SDSC are combined in the accompanying financial statements.

     From April 1993 through May 1997, Fischer acquired substantially all of the shares of SDL in a series of transactions. In May 1999, the stockholders of SDL exchanged all their shares of SDL for 2,062,000 shares of common stock of SmartDisk and SDL became a wholly owned subsidiary of SmartDisk. The merger was a combination of entities under common control and accounted for at historical cost. The individual financial statements of SmartDisk and SDL are combined in the accompanying financial statements from May 22, 1996, the date SDL came under common control. The accounts of SDL were adjusted as of that date to reflect a new basis under the purchase accounting method.

     The Company serves customers in the electronics, banking and other consumer markets. Principal geographic markets for the Company's products include the United States, Japan, Europe and other world markets.

                             SMARTDISK CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the financial statements of SmartDisk, SDSC and SDL, entities that were under common control and subsequently merged to form the entity that is now known as SmartDisk Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

     Common stock shares and amounts as presented in the accompanying financial statements have been retroactively adjusted to reflect the effect of the mergers of SDL and SDSC into SmartDisk.

CERTAIN UNCERTAINTIES AND RISKS

     The Company sells to original equipment manufacturers, retailers, and distributors in the United States, Japan, Europe and other world markets. However, the majority of the Company's sales are to Japanese customers. Japanese sales as well as related expenses are denominated in Yen and, accordingly, are subject to the risks associated with fluctuations in exchange rates between the Yen and the US dollar. The Company does not hedge against foreign currency exposure.

     In the normal course of business, the Company extends unsecured credit to its customers for the sale of products. Credit terms generally range from 30 to 150 days receivables with extended credit terms secured by promissory notes. The Company evaluates and monitors the credit worthiness of each customer on a case by case basis. Allowances are maintained for potential credit losses.

     A limited number of customers account for a substantial portion of the Company's revenues. Further, one product accounts for a substantial portion of the Company's revenues. Sales of the Company's products will vary as a result of fluctuations in market demand.

     Certain raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. The Company is dependent on its manufacturers to allocate a sufficient portion of their manufacturing capacity to meet the Company's needs.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts receivable, accounts payable and other accrued liabilities in the accompanying balance sheet approximates fair value because of the short-term maturity of these financial instruments. The fair value of the restricted cash and line of credit approximates market, as the interest rates on these financial instruments are market rates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and money market instruments with short term maturities of 90 days or less.

                             SMARTDISK CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

RESTRICTED CASH

     Restricted cash is composed of a time deposit that the Company maintains as collateral for a line of credit.

INVENTORIES

     Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. All major expenditures for production equipment are capitalized and depreciated over the economic life of the asset. The costs of repairs and maintenance are charged to expense in the year when they are incurred. Depreciation is computed using the straight-line and declining balance methods over the estimated useful lives of 2 to 15 years. In addition, certain production equipment is depreciated using the units of production method. The units of production method depreciates the property over the estimated life cycle production quantities. The monthly depreciation cost is calculated by using the number of pieces produced times the cost per piece computed from the estimated total production quantity.

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the costs of assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value is required.

SOFTWARE DEVELOPMENT COSTS

     Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time certain development costs required to attain general production release would be capitalized. To date, the Company's software development has essentially been completed concurrent with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION

     Sales revenue is recognized at the time of shipment to customers. Royalty revenue consists of royalties earned on sales of licensed products. Royalty revenues are recognized when earned based upon contractual agreement.

                             SMARTDISK CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

FOREIGN CURRENCY TRANSACTIONS

     Substantially all of the Company's sales are made through a Japanese subsidiary. This subsidiary and other foreign subsidiaries have their local currency as their functional currency. Their assets and liabilities are translated to the US dollar at the current exchange rates in effect at the balance sheet date. Items of revenue and expense are translated using average exchange rates in effect for the period in which the items occur. The resulting gains and losses from translation are included as a component of stockholders' equity.

     Certain cash time deposits and inter-company accounts of the Japanese subsidiary are dollar-denominated balances. These balances are remeasured to the functional currency using the current exchange rate at the balance sheet date, and resulting adjustments are reflected in the gain (loss) on translation account included in the statement of operations. Inter-company gains (losses) included in this account for the year ended December 31, 1998 and the three months ended March 31, 1998 (unaudited) and 1999 (unaudited) totaled $170,416, $-0- and $(535), respectively.

STOCK BASED COMPENSATION

     The Company applies the intrinsic value method in accounting for its stock options. Accordingly, no compensation expense has been recognized for options granted with an exercise price equal to market value at the date of grant.

NET LOSS PER SHARE

     Basic net income (loss) per share as disclosed in the statement of operations, is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) by the weighted average shares outstanding during the period. Diluted net income (loss) per share would be calculated by dividing net income by the weighted average common shares used in the basic calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. Diluted net income (loss) is not presented, as the effect of including potentially dilutive securities would be anti-dilutive.

     Pro forma net loss per share assuming redemption of the redeemable common stock, which contemplates inclusion of 4% interest on the redeemable common stock in net loss and exclusion of the redeemable common stock shares from weighted average shares outstanding, for the year ended December 31, 1998 and the three months ended March 31, 1999 (unaudited) would be $0.17 and $0.05 per share, respectively.

     Net loss per share has been computed reflecting the retroactive adjustment of outstanding shares related to the mergers of SDL and SDSC into SmartDisk.

ADVERTISING

     Advertising costs are charged to expense as incurred, advertising expenses for 1996, 1997 and 1998 were $3,539, $3,785 and $214,000, respectively, and for the three months ended March 31, 1998 (unaudited) and 1999 (unaudited) were $8,172 and $18,762, respectively.

                             SMARTDISK CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

NOTE 3. INVENTORY

     Inventories consist of the following:

                                     DECEMBER 31,
                              --------------------------     MARCH 31,
                                 1997           1998           1999
                              ----------   -------------    -----------
                                                            (UNAUDITED)
   Finished goods .........    $     --     $1,687,905       $338,291
   Raw materials ..........     294,496          1,115         15,919
                               --------     ----------       --------
     Inventories ..........    $294,496     $1,689,020       $354,210
                               ========     ==========       ========

NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                 DECEMBER 31,
                                                         -----------------------------      MARCH 31,
                                                              1997            1998            1999
                                                         -------------   -------------     ----------
                                                                                           (UNAUDITED)
   Production equipment ..............................    $  396,307      $  702,779       $2,083,125
   Furniture and fixtures ............................         9,789         191,576          226,494
   Software ..........................................        31,112         167,519          238,071
                                                          ----------      ----------       ----------
   Property and equipment, at cost ...................    $  437,208      $1,061,874       $2,547,690
   Accumulated depreciation and amortization .........      (227,089)       (379,860)        (547,482)
                                                          ----------      ----------       ----------
   Property and equipment, net .......................    $  210,119      $  682,014       $2,000,208
                                                          ==========      ==========       ==========

NOTE 5. INTANGIBLE ASSETS AND IMPAIRMENT LOSS

     The financial statements of SDL are combined with those of the Company as of May 22, 1996, the date that SDL came under common control ("1996 acquisition") as a result of the Company's principal stockholder acquiring an 87% ownership interest in SDL through a series of acquisitions. The purchase price as of May 22, 1996 totaled approximately $7 million, all of which was allocated to patents. In addition, goodwill and a corresponding deferred tax liability totaling approximately $2.3 million were recorded to reflect the tax effect of the acquisition. The intangibles were being amortized over their estimated useful life of three years. Subsequently, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company evaluated the recoverability of the recorded patents and goodwill. SDL was acquired for its two developed products. The potential customer (U.S. Government) for one of these products

                             SMARTDISK CORPORATION

NOTE 5. INTANGIBLE ASSETS AND IMPAIRMENT LOSS--(CONTINUED)

abandoned an initiative in late 1996 for which this product was to be used and management's assessment was that there was no alternative use for this product. The other product did not meet management's market expectations. Further, no significant sales ever occurred related to the patented products and such products were discontinued in late 1996. The technology underlying the patents was assessed by management to be obsolete and the related patents deemed worthless. Accordingly, during 1996, the Company recorded an impairment loss of $7,807,157 to write-off the remaining unamortized cost of the patents and related goodwill.

     On May 22, 1997, and additional 5% ownership interest in SDL was purchased for approximately $700,000 through the exercise of a put option given to SDL stockholders in connection with the 1996 acquisition. All of the additional purchase price was allocated to new patents that were issued subsequent to the 1996 acquisition, and unrelated to the patented technology that became worthless in 1996. In addition, goodwill and a corresponding deferred tax liability totaling approximately $230,000 were recorded to reflect the related tax effect. These intangible assets are being amortized over their estimated useful lives of three years.

     Intangible assets consist of:

                                                     DECEMBER 31,
                                             -----------------------------     MARCH 31,
                                                  1997            1998           1999
                                             -------------   -------------   -----------
                                                                             (UNAUDITED)
   Patents ...............................    $  695,615      $  698,334      $  690,989
   Goodwill ..............................       231,871         232,791         230,329
                                              ----------      ----------      ----------
                                                 927,486         931,125         921,318
   Less accumulated amortization .........      (179,349)       (490,147)       (567,877)
                                              ----------      ----------      ----------
     Intangible assets, net ..............    $  748,137      $  440,978      $  353,441
                                              ==========      ==========      ==========

NOTE 6. BANK LINE OF CREDIT

     The Company's wholly-owned Japanese subsidiary entered into an agreement with the Bank of Tokyo-Mitsubishi, Ltd. on June 8, 1998, revised on January 29, 1999, for a Line of Credit with maximum borrowing capacity of $2.59 million (300 million Yen). The facility is collateralized by a time deposit and accounts receivable. The Company maintains a time deposit with the bank that has a balance at December 31, 1998 of $1,050,000 (121,485,000 Yen). The Company may borrow up to 90% of this amount. In addition, accounts receivable of up to $1.73 million (200 million Yen) of specified trade customers may be used as additional collateral. The interest rate on borrowings under the credit facility is 1.375% per year and the credit facility must be renewed every six months. The current agreement expires on December 25, 1999. The Company also discounts certain short-term promissory notes received from trade customers with the bank. Bank borrowings collateralized by promissory notes totaled $1,382,000 at December 31, 1998 and $1,458,000 at March 31, 1999. The
borrowings are short-term and bear interest at 1.375%.

     Interest paid during the periods ended December 31, 1998, March 31, 1998 (unaudited) and 1999 (unaudited) amounted to $5,017, $0 and $7,387, respectively.

                             SMARTDISK CORPORATION

NOTE 7. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases space for its corporate headquarters from a related party, FISC. There is no formalized agreement and the expense is accrued and paid monthly based on a percent of usage basis. The Company's Japanese subsidiary leases office space under a two year operating lease commencing in April 1998. Total rent expense for 1996, 1997 and 1998 and for the three months ended March 31, 1998 (unaudited) and 1999 (unaudited) was $14,155, $36,995, $261,399, $32,994 and $88,694, respectively. Rent expense incurred related to FISC for these same periods totaled $14,155, $36,995, $135,290, $26,982 and $28,489, respectively.

     The table below sets forth minimum payments for the years indicated under leases with remaining terms in excess of one year, at December 31, 1998 and March 31, 1999:

                     DECEMBER 31,      MARCH 31,
                         1998            1999
                    --------------   ------------
                                      (UNAUDITED)
   1999 .........      $180,579        $135,434
   2000 .........        41,446          41,446
                       --------        --------
                       $222,025        $176,880
                       ========        ========

CONTINGENCIES

     The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. There can be no assurance that there will not be any disputes regarding the Company's intellectual property rights. Specifically, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold that will provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

REDEEMABLE COMMON STOCK

     In connection with the agreement that was finalized in May 1998 (see Note
1), Toshiba received 9,950,000 shares of redeemable common stock in exchange for $9,991,918 (consisting of $4,950,000 cash, the exchange of a $5,000,000 note and accrued interest of $41,918). In March 1998, SmartDisk had executed a 4% note with Toshiba for $5,000,000 that was exchangeable into common stock at $1 per share. The terms of the agreement provided Toshiba a put option that is exercisable on February 24, 2000 and for a period of ninety days from that date. This option provides that the Company may be asked to purchase all of the redeemable common stock shares for a total of $9,950,000 plus 4% simple interest per year. This right terminates if the Company completes an initial public offering prior to the exercise date of the option. The redeemable common stock will convert to nonredeemable common stock if the Company becomes a publicly traded company prior to February 24, 2000 or the put option is not exercised. In addition, Toshiba received Board of Director representation and registration rights with regard to its common stock ownership in the Company. The redeemable

                             SMARTDISK CORPORATION

NOTE 7. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

common stock has a redemption amount at December 31, 1998 and March 31, 1999 (unaudited) of $10,277,073 and $10,375,654, respectively.

     Unaudited pro forma stockholders' equity at March 31, 1999 as set forth on the accompanying balance sheets reflects the exercise of the put option on the common stock as if such exercise had occurred on March 31, 1999.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain of its employees. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions, invention assignment provisions, and covenants not to compete.

NOTE 8. STOCK BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options.

     The Company's 1998 Employee Stock Option Plan has authorized the grant of options to employees including members of the Company's Board of Directors who are employees of the Company for up to 5,818,181 shares of the Company's common stock of which 2,074,727 and 1,627,227 remain available as of December 31, 1998 and March 31, 1999 (unaudited), respectively. Options granted under the plan have vesting dates ranging from four to five years and all options granted have a ten year contractual life.

     The Company's 1998 Directors and Consultants Stock Option Plan has authorized the grant of options to officers, directors, consultants and other independent contractors (including members of the Company's Board of Directors who are not employees of the Company) for up to 1,000,000 shares of the Company's common stock of which 480,000 and 746,000 remain available as of December 31, 1998 and March 31, 1999 (unaudited), respectively. Options granted under the plan have vesting dates ranging from four to five years and all options granted have a ten year contractual life.

     The Company had reserved 6,818,181 shares of common stock for issuance under the aforementioned stock option plans. At December 31, 1998 and March 31, 1999 (unaudited), 2,554,127 and 2,373,227 shares, respectively, remain outstanding and available for future grant.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1999 (unaudited); volatility factor of the expected market price of the Company's common stock of .80; risk-free interest rate of 5.25% and a weighted-average expected life of the option of 5 years.

                             SMARTDISK CORPORATION

NOTE 8. STOCK BASED COMPENSATION--(CONTINUED)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma information follows:

                                            MARCH 31,        DECEMBER 31,         MARCH 31,
                                              1998               1998               1999
                                        ----------------   ----------------   ----------------
                                           (UNAUDITED)                           (UNAUDITED)
   Pro forma net loss ...............     $ (1,203,840)      $ (5,545,529)      $ (1,824,513)
   Pro forma loss per share .........     $      (0.04)      $      (0.14)      $      (0.04)

     A summary of the Company's stock option activity, and related information for the year ended December 31, 1998 and the quarter ended March 31, 1999 (unaudited) are as follows:

                                                                               WEIGHTED
                                                            NUMBER OF          AVERAGE
                                                             OPTIONS        EXERCISE PRICE
                                                         ---------------   ---------------
   Outstanding at December 31, 1997 ..................              --              --
    Options granted with exercise prices
      equal to fair market value .....................       4,166,454         $  0.32
    Options granted with exercise prices
      less than fair market value ....................         100,000            1.00
    Options exercised ................................      (2,799,454)           0.18
    Options canceled .................................          (3,000)           0.18
                                                            ----------
   Outstanding at December 31, 1998 ..................       1,464,000         $  0.63
                                                            ----------
    Options granted with exercise prices
      equal to fair market value .....................         923,500            1.20
    Options exercised ................................         (84,000)           0.18
    Options canceled .................................        (742,000)           0.70
                                                            ----------
   Outstanding at March 31, 1999 (Unaudited) .........       1,561,500         $  0.96
                                                            ==========

     The weighted average fair value of options granted during the year ended December 31, 1998 and the quarter ended March 31, 1999 (unaudited) with exercise prices equal to market value was $0.21 and $0.81, respectively.

     The weighted average fair value of options granted during the year ended December 31, 1998 with exercise prices less than market value was $0.85.

     During the quarter ended March 31, 1999, compensation expense of $76,500 was recognized relating to the accelerated vesting of 84,000 options, exercisable at $0.18 per share.

                             SMARTDISK CORPORATION

NOTE 8. STOCK BASED COMPENSATION--(CONTINUED)

     As of December 31, 1998 and March 31, 1999 (unaudited), 2,052,545 and 1,810,772 shares of common stock acquired upon the exercise of 2,799,454 options during 1998 remain non-vested. Vesting of this restricted stock is subject to the vesting provisions of the original option award.

     The following table summarizes information about stock options outstanding as of December 31, 1998 and March 31, 1999 (unaudited).

                                               OUTSTANDING OPTIONS                 EXERCISABLE OPTIONS
                                  ----------------------------------------------   --------------------
                                                  WEIGHTED         WEIGHTED                    WEIGHTED
                                                   AVERAGE          AVERAGE                    AVERAGE
                                                  EXERCISE         REMAINING                   EXERCISE
RANGE OF EXERCISE PRICE              SHARES         PRICE      CONTRACTUAL LIFE     SHARES      PRICE
-------------------------------   ------------   ----------   ------------------   --------   ---------
   December 31, 1998
   $ 0.18 - $ 0.25                   684,000       $ 0.19         9.1 years          9,000     $ 0.18
   $1.00 - $1.20                     780,000       $ 1.02         9.7 years             --         --
   -------------                   ---------                                         -----
   $0.18 - $1.20                   1,464,000       $ 0.63         9.4 years          9,000     $ 0.18
                                   =========                                         =====
   March 31, 1999 (unaudited)
   $.018 - $0.25                     330,000       $ 0.21         8.9 years         55,000     $ 0.19
   $1.00 - $1.20                   1,231,500       $ 0.96         9.8 years          1,200     $ 1.20
   -------------                   ---------                                        ------
   $ .18 - $1.20                   1,561,500       $ 0.96         9.6 years         56,200     $ 0.21
                                   =========                                        ======

NOTE 9. RETIREMENT PLAN

     Effective January 1, 1998, for the benefit of qualified employees, the Company became a participant in a tax deferred savings plan offered to employees of FISC. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make pre tax contributions into the plan for up to 15% of their annual compensation, up to a maximum of $10,000 per year. The Company may make annual contributions to the plan at the discretion of the Board of Directors. The Company's matching contributions are earned by the employee based on a straight line, five year vesting schedule. For the years ended December 31, 1998, and the three months ended March 31, 1998 (unaudited) and 1999 (unaudited), the Company made matching contributions of $10,747, $2,601, and $9,301, respectively.

NOTE 10. INCOME TAXES

     The United States and foreign components of loss from continuing operations before income taxes are as follows:

                                            YEARS ENDED DECEMBER 31,                          THREE MONTHS ENDED
                             ------------------------------------------------------   -----------------------------------
                                   1996               1997               1998               1998               1999
                             ----------------   ----------------   ----------------   ----------------   ----------------
                                                                                                  (UNAUDITED)
   United States .........    $  (2,118,417)      $ (3,462,924)      $ (4,584,045)      $   (903,679)      $ (1,299,334)
   Foreign ...............       (9,699,359)          (545,648)          (921,215)          (304,461)          (426,633)
                              -------------       ------------       ------------       ------------       ------------
     Total ...............    $ (11,817,776)      $ (4,008,572)      $ (5,505,260)      $ (1,208,140)      $ (1,725,967)
                              =============       ============       ============       ============       ============

     The income tax benefit for each period presented in the statement of operations relates to the reduction of the deferred income tax liability associated with the identified intangible assets.

                             SMARTDISK CORPORATION

NOTE 10. INCOME TAXES--(CONTINUED)

     The significant components of the Company's deferred income taxes are as follows:

                                                            DECEMBER 31,
                                                   -------------------------------      MARCH 31,
                                                        1997             1998              1999
                                                   -------------   ---------------     (UNAUDITED)
   Deferred tax assets:
     Net operating loss carry forwards .........    $  770,243      $  2,615,236      $  3,094,602
     Depreciation and amortization .............            --            18,377            22,330
     Accrued expenses ..........................            --             9,225             9,225
                                                    ----------      ------------      ------------
     Deferred tax assets .......................       770,243         2,642,838         3,126,157
       Less valuation allowance ................      (770,243)       (2,642,838)       (3,126,157)
                                                    ----------      ------------      ------------
   Net deferred tax assets .....................            --                --                --
   Deferred tax liabilities:
     Acquired intangibles ......................      (186,039)         (109,658)          (87,889)
                                                    ----------      ------------      ------------
   Total net deferred taxes ....................    $ (186,039)     $   (109,658)     $    (87,889)
                                                    ==========      ============      ============

     The reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate is:

                                                           YEARS ENDED DECEMBER 31,                THREE MONTHS ENDED
                                                 -------------------------------------------- -----------------------------
                                                      1996           1997           1998           1998           1999
                                                 -------------- -------------- -------------- -------------- --------------
                                                                                                       (UNAUDITED)
   Federal income tax benefit ..................      (34.00)%       (34.00)%       (34.00)%       (34.00)%       (34.00)%
   State taxes, net of federal benefit .........      ( 3.63)        ( 3.63)        ( 3.63)        ( 3.63)        ( 3.63)
   Foreign tax rate differential ...............        3.80           0.63         ( 0.13)          0.61           0.30
   Non-deductible items ........................          --             --           1.38           0.05           4.27
   Goodwill ....................................        6.55           0.37           0.53           0.60           0.46
   Recognition of net deferred tax
    assets from change in SDSC status                     --             --         ( 0.17)            --             --
   S corporation loss reported by
    shareholders ...............................        6.75          32.51             --             --             --
   Change in valuation allowance ...............        0.67           3.02          34.01          34.43          31.07
   Other .......................................          --             --           0.61           0.36           0.43
                                                      ------         ------         ------         ------         ------
                                                      (19.86)%       ( 1.10)%       ( 1.40)%       ( 1.58)%       ( 1.10)%
                                                      ======         ======         ======         ======         ======

     Prior to May 1998, SDSC elected to be taxed as an S corporation under the Internal Revenue Code. As a result, the taxable income or losses for periods prior to May 1998 were reported by the shareholders on their individual income tax returns. Upon the conversion from an S corporation to a C corporation, SDSC became subject to income tax. Subsequent to the conversion from an S corporation to a C corporation, SDSC was merged into SmartDisk, a C corporation.

     SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of $770,000, $2,643,000 and $3,126,000 at

                             SMARTDISK CORPORATION

NOTE 10. INCOME TAXES--(CONTINUED)

December 31, 1997 and 1998, and March 31, 1999 (unaudited), respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance amounted to $121,000, $1,873,000 and $483,000 for December 31, 1997 and 1998, and March 31, 1999
(unaudited), respectively.

     At December 31, 1998 and March 31, 1999 (unaudited), the Company had United States and foreign net operating loss carry forwards for tax purposes as follows:

                                   DECEMBER 31, 1998          MARCH 31, 1999 (UNAUDITED)
                              ----------------------------   ----------------------------
JURISDICTION                      AMOUNT       EXPIRATION        AMOUNT        EXPIRATION
---------------------------   -------------   ------------   --------------   -----------
   United States ..........    $4,932,000     2018            $ 6,149,000     2018-2019
   United Kingdom .........    $2,343,000     Unlimited       $ 2,368,000     Unlimited
   Japan ..................    $  377,000     2003            $   532,000     2003-2004

NOTE 11. SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information,". SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The Company operates in one reportable business segment.

     Sales to foreign markets and to significant customers as a percentage of the Company's total revenues were as follows:

                                                      YEARS ENDED             THREE MONTHS ENDED
                                                      DECEMBER 31,                 MARCH 31,
                                             ------------------------------   -------------------
                                               1996       1997       1998       1998       1999
                                             --------   --------   --------   --------   --------
                                                                                  (UNAUDITED)
   Foreign markets:
    Asian and Pacific Rim Market .........       --%        --%        84%        --%        81%
    United States ........................       75         82         10         71         15
    Europe ...............................       25         18          6         29          4
                                                ---        ---        ---        ---        ---
                                                100%       100%       100%       100%       100%
                                                ===        ===        ===        ===        ===

                                                        THREE MONTHS
                                  YEARS ENDED              ENDED
                                  DECEMBER 31,           MARCH 31,
                            ------------------------   --------------
                             1996     1997     1998     1998     1999
                            ------   ------   ------   ------   -----
                                                        (UNAUDITED)
   Significant customers:
    FISC ................     100%     100%    14%       100%     11%
    FujiFilm ............      --       --      38        --      32
    Olympus .............      --       --      32        --      39

                             SMARTDISK CORPORATION

NOTE 11. SEGMENT INFORMATION--(CONTINUED)

     The following is a summary of the carrying amounts of the Company's foreign net assets (liabilities) by geographic area in which they are located:

                                     DECEMBER 31,     DECEMBER 31,       MARCH 31,
                                         1997             1998             1999
                                    --------------   --------------   --------------
                                                                        (UNAUDITED)
   Asia and Pacific Rim .........     $      --        $1,830,076       $1,581,425
   Europe .......................       (28,263)         (271,024)        (345,257)

     The following is a summary of the Company's foreign long-lived assets by geographic area in which they are located:

                                     DECEMBER 31,     DECEMBER 31,      MARCH 31,
                                         1997             1998            1999
                                    --------------   --------------   ------------
                                                                       (UNAUDITED)
   Asia and Pacific Rim .........      $     --         $281,347      $1,440,928
   Europe .......................       757,926          450,821         363,020

NOTE 12. RELATED PARTY TRANSACTIONS

     Material related party transactions that have been entered into by the Company that are not disclosed otherwise in these notes are summarized below.

     As outlined in Note 1, SmartDisk (including SDSC and SDL) and FISC were under the common ownership of Fischer. Further, there were various transactions between SmartDisk and FISC, such as sharing of certain general and administrative resources, the purchases/sales of products and services and similar transactions. In the opinion of management, the allocations were reasonable and reflect all of the cost of the companies doing business.

     During 1996 and 1997, FISC provided operating services to SmartDisk pursuant to an operating agreement. All of the Company's revenues for those years and operating expenses totaling approximately $2.6 million in 1996 and $4.0 million in 1997 were recognized or incurred by FISC on behalf of SmartDisk.

     As a direct result of this operating arrangement between FISC and SmartDisk, the Company's stockholder loan from Fischer was increased by $1,450,844 in 1996 and $3,158,817 in 1997 representing funding of SmartDisk operations by Fischer through FISC. Stockholder loan amounts totaling $3,908,823 in 1996 and $654,661 in 1997 were contibuted to capital. In addition, stockholder loan amounts totaling $644,591, $648,147, and $630,797 at December 31, 1997, 1998 and March 31, 1999, respectively, represented advances made by Fischer and related companies to fund the operations of SDL. Those advances, which were non-interest bearing and due upon demand, were converted into 386,841 shares of common stock of SDL in May 1999.

     At December 31, 1997, the Company owed $1,045,000 to FISC and $3,955,000 to Fischer, which represented non-interest amounts advanced to fund the Company's operations. These amounts were repaid in 1998.

     In connection with the 1998 agreement (see Note 1), the Company was granted a non-exclusive license to certain patents relating to the interface with Toshiba's SmartMedia cards. In September

                             SMARTDISK CORPORATION

NOTE 12. RELATED PARTY TRANSACTIONS--(CONTINUED)

1998, this license was amended to expand the field of use for the license. In return, the Company agreed to pay a 1/2% royalty on products covered by the Toshiba patents. Royalty expenses pertaining to this license were $221,968 in 1998, and $5,270, and $80,625 for the three months ended March 31, 1998 and 1999, respectively.

     The Company has entered into various strategic agreements with related parties to sell, manufacture and distribute products. In addition, the Company procures certain engineering services from a strategic investor. During 1998, and for the three months ended March 31, 1998 and 1999, approximately 14%, 100% and 11%, respectively, of the Company's sales were to related parties. During 1998 and for the three months ended March 31, 1998 and 1999, purchases of products and services of approximately $12,500,000, $320,000 and $4,500,000, respectively, were made from related parties.

     Pursuant to license and distribution agreements entered into in 1998 between FISC and the Company, FISC was granted the right to license and distribute the Company's products through 2001. For this right, FISC agreed to pay to the Company royalties ranging from 5% to 33.3% of net revenue derived from SmartDisk product sales. All of the Company's royalty revenues are from FISC.

     Pursuant to operating agreements entered into in 1998, FISC provides operating assistance to the Company consisting of services, facilities and shared equipment. The Company recorded operating expenses related to these agreements for the year ended December 31, 1998 and the three months ended March 31, 1998 (unaudited) and 1999 (unaudited) of approximately $1,500,000, $247,000 and $48,000, respectively.

     Three of the Company's principal stockholders have the right to require the Company to file a registration statement to enable them to sell their shares

     During February 1999, the Company loaned $60,000 to one of its officers and the amount was outstanding as of March 31, 1999. The loan was made pursuant to a Promissory Note, bears interest at 4.71%, and is repayable in four annual installments. In addition, the Company has, in conjunction with the 1998 Employee Stock Option Plan, made loans to various of its employees to allow for the immediate exercise of stock option grants. Each loan was made pursuant to a full recourse Promissory Note, is secured by a pledge of the shares of stock which the employee has acquired, bears interest at approximately 5.5% which is payable quarterly, and is required to be paid in full within five years of the date of issuance.

                                [SMARTDISK LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by SmartDisk in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

Securities and Exchange Commission registration fee.............    $  11,120
NASD filing fee.................................................        4,500
Nasdaq National Market listing fee..............................
Printing and engraving expenses.................................
Accounting fees and expenses....................................
Legal fees and expenses.........................................
Blue Sky fees and expenses......................................
Transfer Agent's fees and expenses..............................
Miscellaneous...................................................
                                                                    ---------
   TOTAL........................................................    $
                                                                    =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to SmartDisk and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to SmartDisk for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Prior to the closing of this offering, the Registrant will enter into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.18 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section __ of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         On May 22, 1998, SmartDisk sold 29,400,000 shares of common stock to Phoenix House Investments, L.L.C. in exchange for all outstanding shares of SmartDisk Security Corporation.

         On May 22, 1998, SmartDisk sold 9,950,000 shares of common stock to Toshiba Corporation for $9,950,000.

         On May 22, 1998, SmartDisk sold 600,000 shares of common stock to Fischer International Systems Corporation in exchange for the assignment to SmartDisk of certain trademarks.

         On May 28, 1998, SmartDisk sold 115,000 shares of common stock to First TZMM Investment Partnership for $115,000.

         On October 15, 1998, SmartDisk sold 1,000,000 shares of common stock to Yamaichi Electronics Co., Ltd. for $1,200,000.

         On October 16, 1998, SmartDisk sold 1,000,000 shares of common stock to Rohm Co., Ltd. for $1,200,000.

         On November 26, 1998, SmartDisk sold 500,000 shares of common stock to NEC Corporation for $600,000.

         On January 13, 1999, SmartDisk sold 1,000,000 shares of common stock to Hitachi Software Engineering Co., Ltd. for $1,100,000.

         On May 26, 1999, SmartDisk sold 2,062,000 shares of common stock to the shareholders of SmartDiskette Limited, an English corporation, in exchange for all of the outstanding shares of capital stock of SmartDiskette Limited.

         On July 1, 1999, SmartDisk sold 1,250,000 shares of common stock to SCM Microsystems, Inc. for $2,500,000. On that date, SmartDisk also sold an aggregate of 350,000 shares of common stock to five investors, including two of its directors, Messrs. Tomlinson and Bidzos, for $700,000, or $2.00 per share.

         On July 1, 1999, SmartDisk issued 150,000 shares of common stock to SanDisk Corporation as partial consideration for the grant of a license to certain intellectual property.

         Between January 1, 1998 and July 1, 1999, SmartDisk issued an aggregate of 2,990,954 shares of common stock to 20 persons, all of whom were employees or directors of, or consultants to, SmartDisk. Such shares were issued upon exercise of stock options with exercise prices ranging from $0.18 to $2.00 per share.

         The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.       EXHIBITS

    EXHIBIT       EXHIBITS
    -------       --------
      1.1         Form of Underwriting Agreement(1)

      3.1         Certificate of Incorporation(1)

      3.2         Bylaws(1)

      5.1         Opinion of Greenberg Traurig, P.A.(1)

     10.1         1998 Employee Stock Option Plan(2)

     10.2         1998 Directors and Consultants Stock Option Plan(2)

     10.3         1999 Incentive Compensation Plan(1)(2)

     10.4         1999 Employee Stock Purchase Plan(1)(2)

     10.5         Employment Agreement with Michael S. Battaglia

     10.6         Employment Agreement with Robert Protheroe

     10.7         Employment Agreement with Quresh Sachee

     10.8 License Agreement dated May 26, 1998 between Toshiba Corporation and SmartDisk, as amended(1)

     10.9 Operating Agreement dated May 28, 1998 between Fischer International System Corporation and SmartDisk, as amended

     10.10 License and Distribution Agreement dated May 28, 1998 between SmartDisk and Fischer International Systems Corporation(1)

     10.11 Distribution Agreement dated May 28, 1998 between Fischer International Systems Corporation and SmartDisk

     10.12 Investors' Rights Agreement dated May 22, 1998 among Smart Disk and each of the investors a party thereto

     10.13 Lease Agreement dated October 4, 1993 between Arnold Industrial Park and SmartDisk, by assignment(1)

     10.14 Development and License Agreement between SmartDisk and Sony Corporation(1)

     10.15 Cooperative Development Agreement dated June 30, 1999 between SmartDisk and SanDisk Corporation(1)

     10.16 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

     23.1         Consent of Greenberg Traurig, P.A. (included in Exhibit
                  5.1)(1)

     23.2         Consent of Ernst & Young LLP

     25.1         Power of Attorney (included on the signature page)

     27.1         Financial Data Schedules (SEC use only)

----------
(1) To be filed by amendment.

(2) Management Compensation Plan or Arrangement.

(3) Confidential treatment requested for portions of this exhibit.

ITEM 17. UNDERTAKINGS

         The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on this 14th day of July, 1999.

                               SMARTDISK CORPORATION

                               By: /s/ MICHAEL S. BATTAGLIA
                                   -----------------------------------------
                                               Michael S. Battaglia
                                       President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Michael S. Battaglia and Daniel E. Reed or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

               SIGNATURE                                          TITLE                                   DATE
               ---------                                          -----                                   ----
/s/  ADDISON M. FISCHER                  Chairman and Director                                       July 14, 1999
------------------------------------
Addison M. Fischer

/s/  MICHAEL S. BATTAGLIA                President, Chief Executive Officer and Director             July 14, 1999
------------------------------------        (Principal Executive Officer)
Michael S. Battaglia

/s/  MICHAEL R. MATTINGLY                Chief Financial Officer (Principal Financial and            July 14, 1999
------------------------------------        Accounting Officer)
Michael R. Mattingly

/s/  TIMOTHY TOMLINSON                   Director                                                    July 14, 1999
------------------------------------
Timothy Tomlinson

/s/  D. JAMES BIDZOS                     Director                                                    July 14, 1999
------------------------------------
D. James Bidzos

/s/  SHIGEKI MORITA                      Director                                                    July 14, 1999
------------------------------------
Shigeki Morita

                                  EXHIBIT INDEX

  EXHIBIT NO.     DESCRIPTION
--------------    --------------------------------------------------------------
     10.1         1998 Employee Stock Option Plan

     10.2         1998 Directors and Consultants Stock Option Plan

     10.5         Employment Agreement with Michael S. Battaglia

     10.6         Employment Agreement with Robert Protheroe

     10.7         Employment Agreement with Quresh Sachee

     10.9 Operating Agreement dated May 28, 1998 between Fischer International System Corporation and SmartDisk, as amended

     10.11 Distribution Agreement dated May 28, 1998 between Fischer International Systems Corporation and SmartDisk

     10.12 Investors' Rights Agreement dated May 22, 1998 among Smart Disk and each of the investors a party thereto

     10.16 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

     23.2         Consent of Ernst & Young LLP

     27.1         Financial Data Schedules (SEC use only)